Nexa Reports Second Quarter 2022 Results including Adjusted EBITDA of US$286 Million

Luxembourg, July 28, 2022 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) announces today its results for the three and six months ended June 30, 2022.

CEO Message – Ignacio Rosado

“We delivered strong results across the Company and recorded the highest quarterly Adjusted EBITDA in our history. We would like to thank our teams for the hard work in safely improving our performance and mitigating inflationary cost pressure and supply chain constraints. We are fine-tuning our operating strategy to improve our value propositions to remain competitive through the commodities’ cycle.

We have seen increased volatility in the capital markets, as well as growing concerns about a global recession, which has put downward pressure on commodity prices. In the short- to mid-term, we expect this scenario will persist, as well as the risks associated with the Russia-Ukraine war, supply chain disruptions, and potential new waves and/or variants of COVID. At Nexa, we will continue to focus on the well-being of our employees and host communities, cost controls, efficiency, and cash flow generation, while delivering sustainable results.

During my first six months as CEO and amid the many challenges, I have been most impressed by the willingness of our people to continually embrace change. In this context, we are revisiting both our growth strategy and our organizational structure to prepare Nexa for a changing world, focusing on a collaborative culture to continue building shared value for our stakeholders. We are also working in our ESG strategy to reflect our public commitment to sustainability and long-term value creation.

Finally, we are pleased to report that Aripuanã is ramping up as expected, and we have already produced our first copper concentrate batch. Initial results from exploration activities also indicate that we should be able to add new resources during the year.”

Summary of Financial Performance

US$ million (except per share amounts)	2Q22	2Q21	1H22	1H21
Net revenues	829	686	1,552	1,289
Gross profit	273	217	470	391
Net income	124	122	198	154
EBITDA (1)	314	233	503	413
Basic and diluted earnings per share ("EPS")	0.82	0.82	1.30	1.00
Adjusted net income (1)	95	122	189	154
Adjusted EBITDA (1)	286	233	494	413
Adjusted basic and diluted earnings per share EPS	0.61	0.82	1.23	1.00
Cash provided by operating activities before working capital (1) (2)	241	271	468	410
Capex	98	116	180	200
Free cash flows (1)	29	40	(139)	(40)
Total cash (3)	633	1,076	633	1,076
Net debt (1)	1,045	867	1,045	867

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS exclude the non-cash impact related to the offtake agreement. Please refer to the adjusted EBITDA reconciliation and “Offtake agreement” on pages 15 and 38 of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the Condensed Consolidated Financial Statements ended on June 30, 2022.

(2) Working capital in 2Q22 had a negative impact of US$23 million, totaling a negative variation of US$179 million in 1H22. Working capital in 2Q21 had a negative impact of US$35 million, totaling a negative variation of US$22 million in 1H21.

(3) Cash, cash equivalents and financial investments.

Executive Summary

Operational Performance

▪	Zinc production of 79kt in 2Q22 increased 19% compared to 1Q22, due primarily to the resumption of Vazante to fully-production following the successful dewatering process after the mine was partially flooded due to higher than historical rainfall levels in the state of Minas Gerais in mid-January. Compared to 2Q21, zinc production decreased by 3% driven by an anticipated lower average grade at Cerro Lindo. Zinc production totaled 146kt in the first six months of 2022, compared to 159kt in the comparable period of 2021.
▪	Run of mine mining cost in 2Q22 was US$43/t compared to US$38/t in 2Q21 reflecting both inflationary pressure on cost, and lower ore throughput. Compared to 1Q22, run of mine mining cash cost decreased by 5%, with improved volumes due to the Vazante resumption of operations and return to operational stability at Cerro Lindo, and our initiatives of costs control, such as the optimization of reagent consumption in Brazil. The Brazilian real appreciation against the U.S. dollar had a negative impact in the quarter.
▪	Mining cash cost net of by-products[1] in 2Q22 was US$0.16/lb, increasing by US$0.02/lb from 2Q21 mainly due to lower zinc volumes and higher operating costs, partially offset by higher by-products credits. Compared to 1Q22, cash cost decreased by 14%, positively affected by higher zinc volume, by-product credits and lower unit cost.
▪	The smelting segment also performed as planned, with metal production increasing to 156kt from 135kt in 1Q22, primarily due to the resumption of supply from the Vazante mine and the expected increase in Cajamarquilla production, after the temporary decrease in roaster utilization during March in anticipation of a 13-day scheduled maintenance shutdown in April 2022. Production was flat compared to 2Q21.
~~▪~~	In 2Q22, metal sales were 152kt, down by 3% from 2Q21, explained by logistics issues (shortage of ships and increased lead times), which resulted in higher inventory levels during the period. Compared to 1Q22, sales increased 13% due to higher production volume.
▪	In 2Q22, smelting conversion cost was US$0.29/lb compared with US$0.20/lb in 2Q21 and US$0.25/lb in 1Q22, due to inflationary impacts on costs and the Brazilian real appreciation against the U.S. dollar.
▪	Smelting cash cost[1] in 2Q22 was US$1.46/lb compared with US$1.08/lb in 2Q21, mainly explained by the market-related factors, such as higher zinc prices with a negative impact of US$0.34/lb, and an increase in operating costs of US$0.07/lb. LME zinc price averaged US$3,915/t in 2Q22, up 34% year-over-year. Compared to 1Q22, smelting cash cost increased by 8%, due to higher operating costs and increased maintenance costs, which were partially offset by higher volumes. Costs in 2Q22 were also affected by the negative impact of FX.

1 Our cash cost net of by-products credits is measured with respect to zinc sold.

2

Mining production (metal in concentrate)		2Q22	1Q22	1H22	1Q21	2Q21	3Q21	4Q21	2021

Zinc	kt	79.2	66.3	145.5	77.4	81.6	79.9	81.1	319.9
Copper	kt	9.6	6.9	16.5	7.9	6.9	7.8	7.0	29.6
Lead	kt	14.2	12.4	26.5	10.4	11.7	10.8	12.7	45.6
Silver	MMoz	2.6	2.2	4.8	2.1	2.2	2.2	2.3	8.8
Gold	koz	6.9	6.4	13.2	4.8	6.1	6.4	8.2	25.5

Smelting sales		2Q22	1Q22	1H22	1Q21	2Q21	3Q21	4Q21	2021

Metal	kt	152.1	134.3	286.4	148.4	156.6	155.5	158.4	618.8
Zinc metal		141.4	124.0	265.3	138.5	146.7	144.6	148.1	577.9
Zinc oxide		10.8	10.4	21.1	9.8	9.9	10.9	10.3	40.9

Financial Performance

▪	Net revenues in 2Q22 were US$829 million compared with US$686 million in 2Q21 due to higher base metals average price. Compared to 1Q22, net revenues increased by 15% as a result of higher volumes and higher zinc prices. In 1H22, net revenues were US$1,552 million, up 20% over 1H21 also because of higher prices.
▪	Adjusted EBITDA[2] in 2Q22 was a record high of US$286 million, compared with US$233 million in 2Q21 and US$208 million in 1Q22 with Adjusted EBITDA for the six months ended June 30, 2022, totaling US$494 million. Pre-operating expenses related to Aripuanã amounted US$19 million in 2Q22, totaling US$29 million in 1H22.

▪	Adjusted EBITDA for the mining segment in 2Q22 was US$145 million, up 3% and 14% from 2Q21 and 1Q22, respectively. In 1H22, Adjusted EBITDA totaled US$273 million compared to US$239 million a year ago.
▪	Adjusted EBITDA for the smelting segment in 2Q22 reached US$140 million compared with US$93 million in 2Q21 and US$82 million in 1Q22. In 1H22, Adjusted EBITDA was US$223 million, up 27% compared to 1H21.
▪	In 2Q22, adjusted net income was US$95 million and totaled US$189 million in 1H22. Adjusted net income attributable to Nexa’s shareholders was US$81 million in 2Q22 and US$163 million in 1H22, which resulted in adjusted earnings per share of US$0.61 and US$1.23, respectively.

Financial Position and Financing

▪	Cash flows from operating activities excluding working capital changes amounted to US$241 million. Interest and income tax payments amounted to US$49 million, while we invested US$69 million in sustaining (including HSE) CAPEX. As a result, Nexa has generated US$123 million of cash before expansion projects and working capital.
▪	This cash was primarily used to invest in Aripuanã (US$27 million). Regarding financing activities, we had a negative net effect of US$17 million, including the US$7 million investments in Tinka. Pollarix, Nexa’s energy subsidiary, paid dividends to non-controlling interests of US$9 million in the quarter. The foreign exchange effect on cash and cash equivalents had a negative effect of US$16 million.
▪	Working capital changes were negative at US$23 million in the second quarter. This performance is mainly explained by higher LME prices on receivables and inventories, in addition to higher volumes and lower outstanding amounts of trade payables.

2 Adjusted EBITDA excludes the non-cash impact related to the offtake agreement – US$28 million in 2Q22 and US$(19) million in 1Q22.

3

▪	Consequently, free cash flow in 2Q22 was positive at US$29 million. Refer to our “Net cash flows from operating activities excluding working capital changes and free cash flow - Reconciliation” section for further details.
▪	Net debt to Adjusted EBITDA ratio for the last twelve months decreased to 1.33x compared with 1.53x at the end of March 2022 and increased compared to 1.19x a year ago.

ESG and Corporate Highlights

▪	On June 06, 2022, Mr. Rodrigo Menck announced his resignation as a Senior Vice President of Finance and Group Chief Financial Officer (“CFO”) and Mrs. Claudia Torres, head of Corporate Controlling, was appointed as interim CFO. We are working on Rodrigo’s replacement and on implementing a review and simplification of Nexa’s corporate structure to strengthen our competitiveness and continuously improve our operational efficiency.
▪	Nexa is updating its ESG strategy to reflect the evolution of its environmental, social, and governance best practices. The strategy is based on commitments and aspirations focused on nine topics - Climate Change, Natural Capital, Responsible Production, Human Rights, Social Legacy, Health, Safety & Wellbeing, People and Work Culture, Integrity and Transparency - aimed at the demands of society and all its stakeholders. We expect to publish the updated strategy and its new KPIs during 2H22. Specific ESG milestones reached during 2Q22 include:
o	In May 2022, Nexa Peru was included in the list of companies that are part of the S&P Dow Jones Sustainability Index of the Lima Stock Exchange (“BVL”) for the second consecutive year. The list includes 17 institutions that meet best ESG standards defined by their eligibility criteria[3].
o	Also, in May 2022, Nexa’s Supplier Assessment Program recognized 19 suppliers/companies in Brazil and Peru that have excelled in adopting ESG practices and focused on diversity and inclusion initiatives that leverage gender equality in the value chain.
o	Nexa completed tests that convert waste from Juiz de Fora metallic zinc production into raw material for new applications (such as inputs for the construction sector and industrial paints) as part of its commitment to the circular economy and waste management. Three market opportunities were identified during the quarter, and their commercialization potential is being assessed.
▪	On May 31, 2022, Nexa subscribed for 40,792,541 common shares of Tinka Resources at a price of C$0.22 per share, and now owns approximately 18.2% of the issued and outstanding common shares of the company at an average price of C$0.24 per share. Tinka holds 100% of the Ayawilca zinc-silver project, one of the largest zinc deposits in Peru.
▪	In July 2022, Fitch affirmed its “BBB-” rating and "stable” outlook for Nexa.

Growth Strategy

▪	In the short term, we continue to work to improve our operational performance while capitalizing on high base metal prices and generating cash in our mines and smelters, expanding our current resources through infill and exploratory drilling in all our mines.
▪	We are evaluating our capital allocation strategy, our existing project portfolio and the jurisdictions in which we operate.

Aripuanã

▪	On July 05, 2022 we announced the start of the ramp-up of Aripuanã. On July 07, 2022 we delivered the first batch of copper in concentrate and ramp-up activities are progressing as expected. We continue with mine development activities in both the Arex and Link mines. At the end of June, approximately 670kt of ore is available in stockpiles, which is enough to cover six months of the estimated ramp-up period.

3 For further information please access https://www.spglobal.com/spdji/en/documents/methodologies/

methodology-sp-bvl-peru-indices.pdf.

4

▪	We invested US$27 million in 2Q22, US$54 million in 1H22, and for a cumulative CAPEX of US$620 million since the beginning of construction. The Brazilian real appreciation against the U.S. dollar had a negative impact of US$5 million in 1H22.
▪	Refer to our “Aripuanã project” section for further details.

Outlook

Production, Sales and Cash Cost Guidance

▪	As of the date of this report, Nexa has not experienced significant disruptions to production, sales, or its supply chain due to COVID-19, the Russia-Ukraine war, communities’ blockages, weather conditions or inflation in 1H22.
▪	Nexa reiterates its 2022 production guidance for all metals, which is outlined below. We believe we are on track to achieve from the mid to the upper range of the production guidance for all metals. Further details are outlined below.
o	Cerro Lindo: in 2H22, zinc, copper and lead production is expected to be slightly lower compared to 1H22 due to an estimated lower feed grade for both metals.
o	Vazante: after the unplanned decrease in production in 1Q22, mine throughput has returned to normal levels, and zinc production for the second half of the year is expected to remain at similar levels to 2Q22.
o	Aripuanã: ramping up is progressing as expected and 2022 production is tracking toward the low to mid-range of the guidance, subject to risks around the ramp-up of a new mine, among other factors.
o	El Porvenir: based on mine sequencing, zinc production in 2H22 is expected to remain relatively stable compared to 1H22. Lead and silver production are estimated to be slightly down, following estimated lower head average grades.
o	Atacocha: zinc production is estimated to increase in 2H22 compared to 1H22, which was affected, albeit not materially, by host communities illegally blocking the road access to the plant.
o	Morro Agudo: zinc production in the next quarters is expected to remain at a similar level of 2Q22.
▪	Sales guidance also remains unchanged at 565-590kt and is tracking to achieve the upper range of the guidance.
o	Peru: we expect production in 2H22 to remain stable and at the same levels as 2Q22, improving from 1H22 levels.
o	Brazil: after planned maintenance in Três Marias and the resumption of the supply from Vazante during 2Q22, we estimate production to be slightly higher in 2H22 compared to 1H22.
▪	We have increased our 2022 cash cost guidance for our mining and smelting segments. The main assumptions are:
o	Mining and smelting volumes are in the guidance range and remain unchanged, as noted above.
o	Base metal prices in 2H22 are expected to decrease compared to 1H22. Consequently, commodities price assumptions have been updated (2H22e - Zn: US$1.44/lb, Cu: US$3.44/lb, Pb: US$0.99/lb, Ag: US$22.9/oz, Au: US$1,850/oz versus 2022e - Zn: US$1.36/lb, Cu: US$4.22/lb, Pb: US$1.00/lb, Ag: US$25.2/oz, Au: US$1,799/oz).
o	Foreign exchange rates have been updated (2H22e BRL/USD: 5.10 and Soles/USD: 3.75 versus 2022e - BRL/USD: 5.50 and Soles/USD: 4.02)

5

o	Zinc treatment charges (“TCs”) of US$230/t concentrate versus 2022e US$165/t concentrate.
o	Full year cash costs guidance for mining has been revised to US$0.28/lb compared with US$0.23/lb given year-to-date performance and forecasts for lower by-product metal prices.
o	Smelting cash costs have been updated to US$1.37/lb from US$1.15/lb, primarily driven by higher-than-expected zinc prices in 1H22, which averaged US$1.74/lb, and additional cost pressure on energy, fuel, and consumables prices.
o	Our estimates included an inflation assumption of 7%, however, we believe additional cost pressures may emerge, increasing the average cost of energy, materials, and other input costs in 2H22.
▪	Nexa continues to monitor risks associated with global supply chain disruptions, which could be exacerbated by the Russia-Ukraine war, unusual weather conditions and/or increased restrictions related to the COVID-19 pandemic; global recession, and the potential impact on the demand of our products; inflationary cost pressure, lower base metal prices, communities protests and changes to the regulatory framework in the countries we operated that could affect our level of productions; among others. Refer to “Risks and uncertainties” and “Cautionary Statement” for further information.

Mining segment - production

Mining production		1H22	2022e
(metal in concentrate)

Zinc	kt	146	287	-	318
Cerro Lindo		44	81	-	86
El Porvenir		26	49	-	53
Atacocha		4.5	8.5	-	9.4
Vazante		61	118	-	127
Morro Agudo		9.5	16	-	19
Aripuanã		-	14	-	23

Copper	kt	16.5	28	-	35
Cerro Lindo		16	26	-	33
El Porvenir		0.2	0.3	-	0.3
Aripuanã		-	1.6	-	2.3

Lead	kt	27	46	-	55
Cerro Lindo		7.8	11	-	12
El Porvenir		11	15	-	18
Atacocha		4.3	10	-	11
Vazante		0.5	1.0	-	1.2
Morro Agudo		2.8	4.3	-	4.8
Aripuanã		-	5.0	-	7.7

Silver	MMoz	4.8	8.6	-	10
Cerro Lindo		2.2	3.9	-	4.1
El Porvenir		2.0	3.1	-	3.6
Atacocha		0.5	1.0	-	1.1
Vazante		0.2	0.3	-	0.4
Aripuanã		-	0.3	-	0.5

6

Mining segment - costs

	Cost ROM	Cash cost (1) net of by-product (US$/lb)

Operating costs	1H22 (US$/t)	1H22	2022e	2022e
			Previous	Updated

Mining	43.8	0.18	0.23	0.28
Cerro Lindo	39.5	(0.47)	(0.41)	(0.26)
El Porvenir	61.1	0.34	0.43	0.39
Atacocha	36.7	(0.81)	(0.03)	(0.03)
Vazante	44.7	0.53	0.51	0.55
Morro Agudo	42.3	0.84	0.86	0.94

(1) 2022 C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Smelting segment - sales

Smelting sales		1H22	2022e

Metal sales	kt	286	565	-	590
Zinc metal		265	528	-	551
Zinc oxide		21	37	-	39

Smelting segment - costs

	Conversion cost	Cash cost (2) net of by-product (US$/lb)

Operating costs	1H22 (US$/lb)	1H22	2022e	2022e
			Previous	Updated

Smelting	0.27	1.41	1.15	1.37
Cajamarquilla	0.29	1.30	1.07	1.34
Três Marias	0.18	1.58	1.22	1.38
Juiz de Fora	0.38	1.43	1.29	1.44

(2) 2022 C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Capital Expenditures (“CAPEX”) Guidance

▪	Nexa made investments of US$98 million in 2Q22, totaling US$180 million in 1H22. Of this amount, 32% was allocated to expansion projects, mainly driven by Aripuanã. The Brazilian real appreciation against the U.S. dollar had a negative impact of US$8 million in the quarter and approximately US$13 million in 1H22.
▪	We expect the disbursement of investments to accelerate in the upcoming quarters and 2022 CAPEX guidance remains unchanged at US$385 million.

7

CAPEX	1H22	2022e
(US$ million)
Expansion projects	58	75
Aripuanã	54	59
Others (1)	4	16
Non-Expansion	120	310
Sustaining (2)	101	256
HSE	14	36
Others (3)	5	18
Reconciliation to Financial Statements (4)	2	-
TOTAL	180	385

(1) Including Vazante LOM extension. Greenfield project portfolio is under review.

(2) Investments in tailing dams are included in sustaining expenses.

(3) Modernization, IT and others.

(4) The amounts are mainly related to capitalization of interest net of advanced payments for imported materials.

Exploration & Project Evaluation and Other Expenses Guidance

▪	In 2Q22 we invested US$24 million in exploration and project evaluation, for a total of US$40 million in 1H22.
▪	Total planned exploration and project evaluation expenditures are expected to be US$82 million in 2022 and remain unchanged.
▪	As part of our long-term strategy, we will maintain our efforts to replace and increase mineral reserves and resources. We expect in the future to continue advancing our exploration activities, primarily focusing on identifying new ore bodies and upgrading resources classification through infill drilling campaigns.

Other Operating Expenses	1H22	2022e
(US$ million)
Exploration	32	64
Mineral Exploration	19	43
Mineral rights	4	8
Sustaining (mine development)	9	13

Project Evaluation	8	18

Exploration & Project Evaluation	40	82

Other	9	18
Technology	4	12
Communities	5	5

8

Earnings Release – 2Q22

This Earnings Release should be read in conjunction with the Condensed consolidated interim financial statements at and for the three and six-month period ended June 30, 2022. This document contains forward-looking statements.

Table of contents

Aripuanã project	10
Consolidated performance	12
Business performance - Mining	17
Business performance - Smelting	28
Liquidity and Indebtedness	36
Projects pipeline	38
Others	38
Market scenario	39
Risks and uncertainties	41
Use of Non-IFRS Financial Measures	42
Cautionary Statement on Forward Looking Statements	43
Upcoming Event	45
Appendix	46

9

Aripuanã project

On July 05, 2022 we announced that the ramp-up activities at the Aripuanã mine safely started and the demobilization of construction teams was underway. On July 07, 2022 we delivered the first batch of copper in concentrate.

Ramp-up activities are progressing as planned and focused on steadily increasing the plant throughput rate. As previously disclosed, the milling capacity utilization rate is expected to reach an average of 30-40% in 3Q22 and 70-80% by December 2022, hence commercial production in 4Q22. Full production is expected in 2Q23.

Horizontal mine development reached an accumulated of 21,079 meters developed for both the Arex and Link mines by the end of June 2022, compared to 18,284 meters at the end of March 2022. Approximately, 670kt of ore is available in stockpiles at the end of June, which is enough to cover six months of the estimated ramp-up period.

Furthermore, the mine is already fully operational, and underground activities are focused on developing and preparing new areas for mining operations and increasing mineral reserves with drilling in new areas, seeking operational stability during the entire operation. Mine development has also achieved the expected monthly productivity of 1,000 meters (100% of capacity).

In 2Q22, we invested US$27 million, totaling US$54 million in the 1H22, which includes a negative impact of the Brazilian real appreciation against the U.S. dollar of US$5 million. The cumulative CAPEX of the project since the beginning of construction is US$620 million, and there are still investments to be made in 2H22. The total estimated CAPEX for the Aripuanã project remains unchanged at US$625 million.

The commissioning of the paste fill circuit is in progress and expected to be concluded in August with tests starting in September.

Current operations headcount is 613 employees working for the mine, plant, maintenance, process, environment, safety and health, and administrative activities of the operation.

Aerial view	First batch of copper in concentrate

10

Administrative Plateau	Beneficiation Plant Aerial View

Fuel Station for Mine/Mobile Equipment	Workshop/Wheel Washer/Warehouse (right)

Beneficiation Plant aerial view	Pastefill Area

11

Consolidated performance

Selected financial information

US$ million (excepted indicated otherwise)	2Q22	1Q22	2Q21	1H22	1H21

Net Revenue	829	722	686	1,552	1,289
Mining	370	322	311	692	566
Smelting	683	562	521	1,245	989
Intersegment results | Adjustments	(224)	(162)	(145)	(385)	(266)

Cost of Sales	(556)	(525)	(469)	(1,081)	(898)
Mining	(216)	(193)	(177)	(409)	(343)
Smelting	(566)	(503)	(442)	(1,069)	(828)
Intersegment results | Adjustments	226	171	149	397	273

Selling, general and administrative	(37)	(36)	(31)	(73)	(61)
Mining	(17)	(15)	(15)	(32)	(31)
Smelting	(15)	(15)	(12)	(30)	(24)
Intersegment results | Adjustments	(5)	(6)	(4)	(11)	(7)

Depreciation and amortization	74	66	62	140	121
Mining	52	45	42	97	79
Smelting	22	20	20	41	40
Intersegment results | Adjustments	1	1	0	2	2

Adjusted EBITDA (1)(2)	286	208	233	494	413
Mining	145	127	141	273	239
Smelting	140	82	93	223	176
Intersegment results | Adjustments	0	(1)	(1)	(1)	(2)
Adj. EBITDA margin (%)	34.5%	28.9%	33.9%	31.9%	32.0%

Adjusted Net income (loss) (2)	95	94	122	189	154
Attributable to Nexa’s shareholders	81	82	109	163	132
Attributable to non-controlling interests	15	11	13	26	22

Adjusted Basic and diluted earnings (losses) per share	0.61	0.62	0.82	1.23	1.00

Cash provided by operating activities (3)	218	70	235	289	388
Free cash flows (2)	29	(168)	40	(139)	(40)
CAPEX	98	83	116	180	200

Liquidity and Indebtedness
Total cash (4)	633	599	1,076	633	1,076
Net debt (2)	1,045	1,122	867	1,045	867
Net debt / LTM Adj. EBITDA (x)	1.33	1.53	1.19	1.33	1.19

(1) Includes non-recurring expenses relating to the Nexa Way program in 1H21.

(2) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA excludes the non-cash impact related to the offtake agreement. Please refer to the Adjusted EBITDA reconciliation on page 15 of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the Condensed Consolidated Financial Statements ended on June 30, 2022.

(3) Working capital in 2Q22 had a negative impact of US$23 million, totaling a negative variation of US$179 million in 1H22. Working capital in 2Q21 had a negative impact of US$35 million, totaling a negative variation of US$22 million in 1H21.

(4) Cash, cash equivalents and financial investments.

12

Net revenues

In 2Q22, net revenues were US$829 million, 21% higher year-over-year, primarily due to higher average price, and the increase in by-products volume. The LME average prices for zinc and lead were up by 34% and 3%, respectively, while copper prices were down by 2%, compared to the same period of 2021.

Compared to 1Q22, net revenues increased by 15% primarily due to higher volumes and zinc prices. The LME average prices for zinc were up by 4%, while copper and lead prices were down by 5% and 6% – for more information, refer to the “Market Scenario” section.

In the first six months of 2022, net revenues of US$1,552 million were up 20% compared to 1H21, primarily driven by higher metal prices. During the period, the LME average zinc, copper, and lead prices increased by 35%, 7%, and 9% respectively, compared to 1H21.

Cost of sales

In 2Q22, cost of sales amounted to US$556 million, up 19% year-over-year. The cost increase was mainly driven by (i) the increase in metal prices, affecting the concentrate cost at our smelting segment; (ii) inflationary impacts on costs; and (iii) increased maintenance in the period.

Compared to 1Q22, cost of sales increased by 6% due to (i) higher volumes in both segments; (ii) increased maintenance and operating costs; and (iii) the Brazilian real appreciation against the U.S. dollar.

During 1H22, cost of sales increased by 20% compared to the same period of 2021, mainly because of the above-mentioned reasons.

Mineral exploration and project evaluation

In 2Q22, mineral exploration and project evaluation investments were US$24 million, an expected increase compared to 1Q22 (US$16 million) driven by mineral exploration expenses. In 1H22, mineral exploration and project evaluation investment amounted to US$40 million.

In the quarter, 18km of exploratory drilling were drilled in Peru, Brazil, and Namibia. By the end of the second quarter, cumulative drilling production achieved 132km with 34km of exploratory drilling and 98km of infill drilling. At Aripuanã, the exploration strategy is focused on increasing mineral resources at the Ambrex orebody and Babaçu exploration target, which lies to the southeast of the Ambrex deposit.

Brownfield exploration programs have progressed as expected and exploration activities continued to focus on the expansion of our exploration portfolio and potentially increasing life of mine in our mining operations. Exploratory drilling planned for the next quarter includes 13km in Peru with 9 rigs, 9.5km in Brazil with 4 rigs, and 2.5km in Namibia with 2 rigs, totaling 25km. For additional information, please refer to our 2Q22 Exploration Report published on July 26, 2022.

COVID-19 expenses

Protocols to mitigate the spread of COVID-19 were implemented during 2020 in all our operations and remain in place. We continue working on three main fronts: Health, Safety and People; Business Continuity; and Stakeholders.

In 2Q22, COVID-19 related costs totaled US$1.6 million (US$1.4 million in mining, and US$0.2 million in smelting) and are included in the cost of sales and in operating expenses. In 1H22, COVID-19 expenses amounted US$4.4 million.

13

SG&A

In 2Q22, SG&A expenses amounted to US$37 million, up 21% compared to 2Q21 (US$31 million), mainly driven by sales and logistics expenses. Compared to 1Q22, SG&A expenses increased 3%. As a percentage of net revenues, SG&A expenses stood at 4% (down 1pp from 1Q22 and 2Q21).

In 1H22, SG&A expenses amounted to US$73 million, up 19% from the same period of 2021.

Adjusted EBITDA

In 2Q22, Adjusted EBITDA was US$286 million compared with US$233 million in the same prior year period. The main factors that contributed to this performance were (i) the positive price effect of US$108 million due to higher LME prices and changes in market prices in respect of quotation period adjustments; (ii) the temporary difference in the hedge with a positive variation of US$19 million due to the sharp decrease in prices at the end of the period; and (iii) higher by-products contribution of US$30 million; which offset (iii) inflationary pressures on operating costs, higher inventory costs and royalties, and increased workers participation provision with a total negative impact of US$55 million; (iv) higher investment in exploration and project evaluation; and (v) pre-operating expenses of the Aripuanã project of US$13 million affecting other income and expenses.

Compared to 1Q22, Adjusted EBITDA increased by 37% mainly driven by the same reasons noted above in addition to higher sales volume with a positive impact of US$32 million.

14

During 1H22, Adjusted EBITDA was US$494 million compared with US$413 million in the same period a year ago driven mainly by the aforementioned factors.

Adjusted EBITDA reconciliation to net income

US$ million	2Q22	1Q22	2Q21	1H22	1H21
Adjusted EBITDA	285.8	208.5	232.7	494.2	412.6
Fair value of offtake contract (1)	28.2	(19.4)	0.0	8.8	0.0
EBITDA	314.0	189.1	232.7	503.0	412.6
Deprec., amort. And depletion	(74.4)	(65.9)	(62.2)	(140.3)	(121.4)
Net financial results	(74.2)	10.7	32.3	(63.6)	(41.9)
Taxes on income	(41.8)	(59.6)	(80.6)	(101.5)	(95.6)
Net Income	123.5	74.2	122.2	197.7	153.8

(1) Refers to the fair value of the financial instrument related to the “Offtake agreement” described on page 38 of this earnings release. Since this instrument's value is a non-cash item and includes the value of production not yet sold it is adjusted from the EBITDA to derive Adjusted EBITDA.

Net financial results

The net financial results in 2Q22 were an expense of US$74 million compared to US$11 million income in 1Q22 primarily driven by the negative effect of the foreign exchange variation and interest on loans and financings.

The foreign exchange variation had a negative impact of US$43 million versus a positive impact of US$50 million in 1Q22, mainly explained by the 11% depreciation of the Brazilian real against the U.S. dollar4 versus the 15% appreciation in the previous quarter.

Excluding the effect of the foreign exchange variation, the net financial results in 2Q22 were an expense of US$32 million compared to an expense of US$40 million in the previous quarter.

US$ thousand	2Q22	1Q22	2Q21

Financial income	8,435	3,708	2,033

Financial expenses	(40,329)	(43,399)	(35,286)

Other financial items, net	(42,340)	50,344	65,517
Foreign exchange gain (loss)	(42,548)	50,355	52,262

Net financial results	(74,234)	10,653	32,264
Net financial results excluding FX	(31,686)	(39,702)	(19,998)

4 On June 30, 2022, the Brazilian real / U.S. dollar exchange rate at the end of period was R$5.238/US$1.00 compared to R$4.738/US$1.00 on March 31, 2022.

15

Net income

Net income was US$124 million in 2Q22 compared to net income of US$122 million in 2Q21 and US$74 million in 1Q22. In 1H22, net income was US$198 million compared to net income of US$154 million in the same period a year ago.

Excluding the non-cash effect of the accounting for the Aripuanã offtake agreement, adjusted net income was US$95 million in the quarter. The increase in operating income was partially offset by the negative financial results. In 1H22, adjusted net income was US$189 million.

Adjusted net income attributable to Nexa’s shareholders was US$81 million in 2Q22 and US$163 million in 1H22, resulting in adjusted earnings per share of US$0.61 and US$1.23, respectively.

16

Business Performance

Mining segment

Mining production

Consolidated		2Q22	1Q22	2Q21	2Q22 vs. 2Q21	1H22	1H21	1H22 vs. 1H21
Ore Mined	kt	3,292	2,786	3,270	0.7%	6,078	6,201	(2.0%)
Treated Ore	kt	3,174	2,753	3,207	(1.0%)	5,927	6,168	(3.9%)

Grade
Zinc	%	2.88	2.79	2.90	(3 bps)	2.84	2.95	(11 bps)
Copper	%	0.37	0.32	0.28	10 bps	0.35	0.31	4 bps
Lead	%	0.59	0.62	0.50	9 bps	0.61	0.50	11 bps
Silver	oz/t	1.09	1.08	0.92	18.4%	1.09	0.94	16.1%
Gold	oz/t	0.005	0.005	0.004	19.5%	0.005	0.004	22.9%

Production | metal contained
Zinc	kt	79.2	66.3	81.6	(2.9%)	145.5	159.0	(8.5%)
Copper	kt	9.6	6.9	6.9	40.0%	16.5	14.8	11.5%
Lead	kt	14.2	12.4	11.7	21.3%	26.5	22.0	20.5%
Silver	MMoz	2.6	2.2	2.2	15.9%	4.8	4.3	12.5%
Gold	koz	6.9	6.4	6.1	11.9%	13.2	10.9	21.3%
Zn Equivalent (1)	kt	146.2	119.6	134.9	8.4%	265.8	264.8	0.4%
(1)	Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade, assuming 2021 LME average benchmark prices: Zn: US$1.36/lb; Cu: US$4.23/lb; Pb: US$1.00/lb; Ag: US$25.1/oz; Au: US$1,799/oz.

In 2Q22, treated ore volume was 3,174kt, down 1% compared to the same period last year, primarily explained by the 13% decrease in Atacocha volumes, which was temporarily affected by communities’ protests, and Morro Agudo (-4%). Compared to 1Q22, treated ore volumes increased by 15%.

In Peru, ore throughput at Cerro Lindo, Atacocha, and El Porvenir increased by 19%, 10%, and 2% over the prior quarter, respectively.

In Brazil, the Vazante mine resumed its operations at full capacity in April following the underground dewatering. Treated ore volume increased by 34% from 1Q22.

Zinc equivalent production totaled 146kt in 2Q22, up 8% compared to 2Q21. The average zinc grade decreased by 3bps to 2.88%, while copper, lead, and silver head grades increased by 10bps to 0.37%, 9bps to 0.59%, and 18% to 1.09oz/t, respectively. Compared to 1Q22, zinc equivalent production increased by 22%.

Zinc production of 79kt in the quarter decreased by 3% from 2Q21 following lower average head grade and treated ore volume. Compared to 1Q22, zinc production increased by 19% due to higher treated ore volume and higher zinc grade (up 9bps), positively affected by Vazante.

Copper production of 8kt increased by 40% and 39% from 2Q21 and 1Q22, respectively, following higher average head grade and treated ore volume.

17

Lead production followed the same trend and increased by 21% year-over-year and 14% compared to 1Q22, primarily driven by the performance of our Peruvian mines.

In 1H22, treated ore volume decreased by 4% year-over-year to 5,927kt mainly explained by the lower ore throughput at Vazante and Cerro Lindo mines in the first quarter. Zinc average grade was down 11bps to 2.84%. Therefore, zinc production totaled 146kt, 8% lower than 1H21. On the other hand, lead and copper production increased by 21% and 12% to 27kt and 16kt, respectively, following higher average grades.

Cerro Lindo

Cerro Lindo (100% basis)		2Q22	1Q22	1H22	4Q21	3Q21	2Q21	1Q21	2021

Ore Mined	kt	1,698	1,425	3,124	1,563	1,537	1,672	1,595	6,367
Treated Ore	kt	1,661	1,392	3,054	1,567	1,558	1,645	1,599	6,369

Grade

Zinc	%	1.58	1.71	1.64	1.76	1.68	1.94	1.79	1.79
Copper	%	0.66	0.57	0.62	0.52	0.58	0.48	0.57	0.54
Lead	%	0.35	0.34	0.35	0.28	0.23	0.31	0.28	0.28
Silver	oz/t	0.99	0.92	0.96	0.79	0.74	0.83	0.80	0.79
Gold	oz/t	0.003	0.003	0.003	0.002	0.003	0.002	0.003	0.002

Production | metal contained

Zinc	kt	22.7	21.1	43.8	24.7	23.2	29.1	25.3	102.3
Copper	kt	9.5	6.8	16.3	6.9	7.7	6.7	7.9	29.1
Lead	kt	4.4	3.4	7.8	3.2	2.5	3.8	3.3	12.8
Silver	MMoz	1.2	1.0	2.2	0.9	0.9	1.1	0.9	3.8
Gold	koz	1.1	1.1	2.2	1.1	1.1	1.4	1.2	4.8

Zinc sales	kt	22.9	23.4	46.3	24.7	23.2	30.7	25.3	103.8

Costs

Cost of sales	US$ mm	105.9	97.0	202.9	97.4	94.6	95.4	89.5	376.9
Cost ROM (2)	US$/t	38.2	41.0	39.5	39.3	38.7	37.0	36.8	37.9
Cash cost (1) net of by-products	US$/lb	(0.59)	(0.34)	(0.47)	(0.18)	(0.24)	(0.29)	(0.23)	(0.24)
Sustaining cost (1) net of by-products	US$/lb	(0.39)	(0.19)	(0.29)	0.13	(0.04)	(0.16)	(0.15)	(0.06)

CAPEX	US$ mm

Sustaining		9.4	7.3	16.7	15.2	9.2	7.8	4.4	36.6
Other		0.8	0.5	1.3	1.9	0.9	1.1	0.0	3.9

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

18

Zinc production of 23kt decreased by 22% compared to 2Q21, as a result of an expected lower zinc average grade (down 35bps to 1.58%). Zinc production was up 8% quarter-over-quarter because 1Q22 was affected by a temporary decrease in the workforce due to the emergence of the Omicron variant and unplanned maintenance. Although volcanic materials (ore hardness) remain a challenge for the plant process, during the second quarter an ore blending process was implemented in the operation to mitigate this situation, which should continue to be favorable for processing throughout the balance of 2022.

Copper production was 10kt, up 42% and 39% compared to 2Q21 and 1Q22, respectively. Copper average grade was 0.66%, up 18bps from 2Q21 and 9bps from 1Q22, as a result of planned mine sequence.

Lead production was 4.4kt, up 14% and 29% compared to 2Q21 and 1Q22, respectively. Lead average grade was 0.35%, up 4bps year-over-year and 1bps quarter-over-quarter.

In the first six months of 2022, zinc production totaled 44kt, down 19% compared to last year due to lower treated ore volume and zinc average grade. Copper and lead production were up 12% and 9%, to 16kt and 8kt, respectively, following higher average grades.

Cost

Cost of sales was US$106 million in 2Q22 compared to US$95 million in the same period last year. This was mainly driven by royalties’ payment of US$1.8 million as the tax stability agreement expired on December 31, 2021, in addition to higher workers participation provision and increased maintenance. Compared to 1Q22, cost of sales increased by 9% mainly driven by higher volumes, workers participation provision and royalties.

Cash cost net of by-products in 2Q22 decreased to US$(0.59)/lb compared with US$(0.29)/lb in 2Q21 driven by higher by-products contribution with a positive impact of US$0.30/lb. Compared to 1Q22, by-products and lower operating costs had a positive contribution of US$0.18/lb and US$0.09/lb, respectively, which was offset by higher TCs US$0.03/lb.

In 2Q22, sustaining cost net of by-products was lower than the same quarter last year and 1Q22 as a result of lower cash cost net of by-products, offset by higher capital expenditures.

CAPEX

In 2Q22, sustaining capital expenditures amounted to US$9.4 million, mainly related to mining development and other mining infrastructure, totaling US$17 million in 1H22.

Outlook

For the upcoming quarters, treated ore volume is expected to remain similar to 2Q22. However, ore blending to mitigate the impact of ore hardness should reduce feed average grade in 2H22. As a result, zinc, and copper production are expected to be lower than 2Q22, while lead production should remain relatively stable. 2022 production guidance remains unchanged, and we are on track to meet the mid to upper range of the guidance.

19

El Porvenir

El Porvenir (100% basis)		2Q22	1Q22	1H22	4Q21	3Q21	2Q21	1Q21	2021

Ore Mined	kt	520	513	1,034	533	527	517	502	2,079
Treated Ore	kt	521	514	1,035	533	527	516	502	2,078

Grade

Zinc	%	2.86	2.96	2.91	2.89	3.07	2.73	2.64	2.83
Copper	%	0.17	0.18	0.17	0.20	0.20	0.19	0.16	0.19
Lead	%	1.34	1.31	1.33	1.21	1.18	0.92	1.01	1.08
Silver	oz/t	2.35	2.41	2.38	2.24	2.22	1.83	2.11	2.10
Gold	oz/t	0.011	0.013	0.012	0.012	0.011	0.010	0.012	0.011

Production | metal contained

Zinc	kt	13.0	13.2	26.2	13.4	14.1	12.3	11.6	51.4
Copper	kt	0.1	0.1	0.2	0.1	0.2	0.1	0.1	0.5
Lead	kt	5.7	5.4	11.1	5.1	4.9	3.7	4.0	17.7
Silver	MMoz	1.0	1.0	2.0	0.9	0.9	0.7	0.9	3.5
Gold	koz	2.1	2.2	4.3	2.3	2.3	1.9	2.2	8.7

Zinc sales	kt	14.0	13.5	27.5	13.4	14.1	12.8	11.1	51.4

Costs

Cost of sales	US$ mm	45.6	42.9	88.6	40.0	36.5	37.6	33.6	147.7
Cost ROM (2)	US$/t	60.1	62.1	61.1	61.3	56.5	57.0	55.2	57.5
Cash cost (1) net of by-products	US$/lb	0.31	0.37	0.34	0.15	0.37	0.42	0.61	0.38
Sustaining cost (1) net of by-products	US$/lb	0.48	0.54	0.51	0.54	0.62	0.72	0.98	0.70

CAPEX	US$ mm

Sustaining		5.1	4.7	9.8	10.2	6.0	8.1	8.6	32.9
Other		0.2	0.4	0.5	1.2	1.8	0.2	0.5	3.7

(1) Our cash cost and AISC net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 2Q22, zinc production of 13kt was up 6% year-over-year due to higher treated ore volume (+1.1%) and zinc average grade (up 14bps to 2.86%) as a result of mining activities adherence in higher grade areas. Compared to 1Q22, zinc production remained relatively flat.

Lead and silver production followed the same trend and increased by 55% and 31%, respectively, when compared to 2Q21. Compared to 1Q22, lead and silver production increased by 5% and 1%, respectively.

In 1H22, treated ore volume totaled 1,035kt, up 2% from the same period of last year. Zinc, lead, and silver average grades increased to 2.91%, 1.33% and 2.38oz/t. As a result, production for these metals increased by 10%, 44% and 22%, respectively.

Cost

Cost of sales was US$46 million in 2Q22 compared to US$38 million in the same period last year and US$43 million in 1Q22. In both periods, the increase was mainly driven by the inventory effect due to higher sales of lead and silver, additional cost to increase cutt & fill areas to compensate for the delay in sublevel stoping development and an increase in the workers participation provision.

Run of mine mining cost was US$60/t in the quarter, up 5% from 2Q21 and down 3% over 1Q22.

Cash cost net of by-products in 2Q22 decreased to US$0.31/lb compared to 2Q21 driven by higher by-products contribution with a positive impact of US$0.20/lb, partially offset by higher operating costs with a negative impact of US$0.09/lb. Compared to 1Q22, cash cost also decreased due to higher by-products contribution of US$0.06/lb.

20

In 2Q22, sustaining cost net of by-products was lower than the same quarter last year as a result of lower cash cost net of by-products and sustaining investments. Investments are expected to increase in the next quarters according to plan.

CAPEX

In 2Q22, sustaining capital expenditures amounted to US$5.1 million, mainly related to mining development and other mining infrastructure implementation, totaling US$9.8 million in 1H22.

Outlook

For the remainder of the year, based on mine sequencing, zinc production is expected to remain relatively stable compared to 1H22. Lead and silver production are expected to decrease slightly, following estimated lower head average grades; however, the main challenge of the operation is in accelerating the preparation of the sublevel stoping areas to support ROM performance, greater productivity, and cost reduction. Production guidance for 2022 remains unchanged.

Atacocha

Atacocha (100% basis)		2Q22	1Q22	1H22	4Q21	3Q21	2Q21	1Q21	2021

Ore Mined	kt	325	296	621	376	338	372	185	1,271
Treated Ore	kt	325	296	621	376	338	372	185	1,271

Grade

Zinc	%	0.82	1.00	0.91	0.91	0.95	0.77	0.90	0.88
Lead	%	0.83	0.82	0.82	0.80	0.79	0.83	0.91	0.82
Silver	oz/t	0.99	0.94	0.96	0.96	0.99	1.05	1.07	1.01
Gold	oz/t	0.015	0.01	0.02	0.017	0.013	0.011	0.012	0.014

Production | metal contained

Zinc	kt	2.1	2.4	4.5	2.8	2.5	2.1	1.2	8.5
Lead	kt	2.3	2.1	4.3	2.6	2.2	2.6	1.4	8.7
Silver	MMoz	0.3	0.2	0.5	0.3	0.3	0.3	0.2	1.0
Gold	koz	3.6	3.1	6.7	4.7	3.1	2.8	1.4	11.9

Zinc sales	kt	2.3	2.1	4.4	2.8	2.5	1.5	1.0	7.7

Costs

Cost of sales	US$ mm	21.1	15.3	36.4	12.3	14.4	12.2	11.1	50.0
Cost ROM (2)	US$/t	35.5	38.0	36.7	32.5	33.7	29.1	32.4	31.8
Cash cost (1) net of by-products	US$/lb	(1.28)	(0.30)	(0.81)	0.39	(0.25)	(0.67)	(1.40)	(0.25)
Sustaining cost (1) net of by-products	US$/lb	(1.14)	0.14	(0.53)	0.81	0.21	0.70	(0.53)	0.42

CAPEX	US$ mm

Sustaining		0.8	2.0	2.8	2.4	2.4	4.4	2.0	11.1
Other		0.0	0.0	0.0	0.1	0.2	0.2	(0.1)	0.4

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

21

Although the Atacocha operation was suspended for approximately 10 days due to communities’ protest activities in May 2022, treated ore volume increased by 10% from 1Q22 to 325kt. Compared to 2Q21, treated ore volume was down by 13%.

Zinc production of 2.1kt in 2Q22 increased by 2% compared to 2Q21 and decreased by 11% compared to 1Q22. Zinc average grade was 0.82%, up 6bps year-over-year and down 18bps quarter-over-quarter.

Lead and silver production of 2.3kt and 260koz in 2Q22 decreased by 10% and 16% compared to 2Q21, respectively, following lower treated ore volume. Compared to 1Q22, lead and silver production increased by 12% and 15%, respectively.

In 1H22, treated ore volume totaled 621kt, up 12% from the same period last year. As a result, zinc production increased from 3kt to 5kt (+37%), also positively affected by higher grades. Lead and silver followed the same trend and increased to 4kt and 485koz, respectively.

Cost

Cost of sales was US$21 million in 2Q22 compared to US$12 million in the same period last year due to higher inventories cost and run of mine mining cost (up 22% to US$36/t) driven by lower ore throughput. Compared to 1Q22, cost of sales increased by US$6 million driven by higher volumes and inventory effect.

Cash cost net of by-products was US$(1.28)/lb in 2Q22 compared with US$(0.67)/lb in 2Q21 and US$(0.30/lb) in 1Q22. By-products contribution had a positive impact of US$1.10/lb versus 2Q21 and US$0.87/lb versus 1Q22.

In 2Q22, sustaining cost net of by-products of US$(1.14)/lb was lower than the same quarter last year, and in 1Q22 following lower cash cost.

CAPEX

In 2Q22, sustaining capital expenditures amounted to US$1 million, mainly driven by the tailings dam elevation, which included excavations and civil works to implement the dam’s drainage ditches, totaling US$2.8 million in 1H22.

Outlook

For the next quarters, base metals production is expected to increase over 1H22 following an estimated increase in treated ore volume. Production guidance for 2022 remains unchanged.

Vazante

Vazante (100% basis)		2Q22	1Q22	1H22	4Q21	3Q21	2Q21	1Q21	2021

Ore Mined	kt	381	264	645	378	396	390	378	1,542
Treated Ore	kt	408	305	713	403	414	406	408	1,631

Grade

Zinc	%	10.29	9.57	9.98	10.31	10.18	9.65	9.76	9.98
Lead	%	0.32	0.35	0.33	0.36	0.34	0.35	0.33	0.35
Silver	oz/t	0.65	0.61	0.63	0.66	0.71	0.63	0.70	0.67

22

Production | metal contained

Zinc	kt	36.5	24.9	61.4	35.6	36.5	33.7	34.8	140.5
Lead	kt	0.3	0.2	0.5	0.4	0.4	0.5	0.4	1.6
Silver	MMoz	0.1	0.1	0.2	0.1	0.1	0.1	0.1	0.5

Zinc sales	kt	36.5	24.9	61.4	35.6	36.5	33.7	34.8	140.5

Costs

Cost of sales	US$ mm	29.4	26.5	55.9	25.6	27.4	22.4	20.1	95.5
Cost ROM (2)	US$/t	45.5	43.7	44.7	44.8	37.4	38.3	34.7	38.8
Cash cost (1) net of by-products	US$/lb	0.57	0.46	0.53	0.43	0.40	0.39	0.42	0.41
Sustaining cost (1) net of by-products	US$/lb	0.68	0.62	0.66	0.62	0.53	0.52	0.51	0.54

CAPEX	US$ mm

Sustaining		8.6	7.7	16.3	9.2	6.0	7.2	6.1	28.6
Other		1.0	1.4	2.4	5.6	6.2	3.5	1.4	16.8

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

Zinc production of 37kt in 2Q22 increased by 8% from 2Q21 and 47% compared to 1Q22. As previously disclosed, following the successful underground mine dewatering process after heavy rainfall levels in the state of Minas Gerais at the beginning of the year, operations were resumed at full capacity in the first week of April 2022.

Zinc head grade averaged 10.29% in the quarter, up 64bps and 71bps compared to 2Q21 and 1Q22, respectively.

In 1H22, treated ore volume totaled 713kt, down 12% from the same period of last year, as daily production was reduced in 1Q22. As a result, zinc production decreased to 61kt from 1H21.

Cost

Cost of sales was US$29 million in 2Q22 compared to US$22 million in the same period last year mainly explained by higher operating costs driven by local inflation and energy consumption to increase the capacity of the underground pumping system. Compared to 1Q22, cost of sales increased by 17% due to higher unit cost, as per US$/t ROM shown in the table above, and volumes. In both periods, the Brazilian real appreciation against the U.S. dollar also had a negative impact.

Cash cost net of by-products increased to US$0.57/lb compared with US$0.39/lb in 2Q21 and US$0.46/lb in 1Q22. Quarter-over-quarter, the increase is primarily explained by higher TCs with a negative impact of US$0.09/lb.

In 2Q22, sustaining cost net of by-products was higher than the same quarter last year as a result of higher cash cost and sustaining investments.

CAPEX

In 2Q22, sustaining capital expenditures amounted to US$8.6 million, mainly related to mine development and mining infrastructure, totaling US$16 million in 1H22.

23

Outlook

For the next quarters, treated ore volume and zinc average grade are expected to remain at similar levels of 2Q22. As a result, zinc production should remain relatively flat and 2022 annual guidance range is expected to be achieved.

Morro Agudo

Morro Agudo (100% basis)		2Q22	1Q22	1H22	4Q21	3Q21	2Q21	1Q21	2021

Ore Mined	kt	240	208	448	205	184	243	241	873
Treated Ore	kt	259	245	504	238	208	269	267	982

Grade

Zinc	%	2.09	2.26	2.17	2.28	2.00	1.93	2.00	2.05
Lead	%	0.76	0.88	0.82	0.91	0.67	0.65	0.70	0.73

Production | metal contained

Zinc	kt	4.7	4.7	9.5	4.7	3.6	4.4	4.5	17.3
Lead	kt	1.5	1.3	2.8	1.5	0.8	1.1	1.2	4.7

Zinc sales	kt	4.7	4.7	9.5	4.7	3.6	4.4	4.5	17.3

Costs

Cost of sales	US$ mm	17.7	13.0	30.7	14.0	14.1	11.9	9.7	49.7
Cost ROM (2)	US$/t	41.2	43.4	42.3	48.7	33.2	22.9	29.5	33.1
Cash cost (1) net of by-products	US$/lb	0.74	0.93	0.84	1.06	0.98	0.57	0.81	0.85
Sustaining cost (1) net of by-products	US$/lb	0.97	1.06	1.01	1.36	1.23	0.77	0.87	1.05

CAPEX	US$ mm

Sustaining		2.3	1.1	3.5	2.5	1.7	1.8	0.5	6.6
Other		0.1	0.2	0.3	0.6	0.2	0.1	0.1	1.0

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 2Q22, treated ore volume was 259kt, down 4% compared to 2Q21 and up 6% compared to 1Q22.

Zinc production of 5kt in 2Q22 increased by 7% compared to 2Q21. This performance continues to be a result of higher zinc average grade year-over-year, up 16bps to 2.09%, which offset lower treated ore volume. Compared to 1Q22, zinc production was flat.

In 1H22, zinc production totaled 9kt, up 6% compared to 1H21. As previously disclosed, several initiatives related to the prioritization of the mine deepening development to increase underground production and mining flexibility were implemented during the 2H21, supporting the positive results in 1H22.

Cost

Cost of sales was US$18 million in 2Q22 compared to US$12 million in the same period last year due to higher operating costs (from US$23/t to US$41/t), as a result of the development and preparation of deep areas to extend the life of mine and maximize plant throughput. Compared to 1Q22, cost of sales increased mainly due to an update of asset life, which increased depreciation & amortization amount. In both periods, the FX also had a negative impact.

24

In 2Q22, cash cost net of by-products was US$0.74/lb compared with US$0.57/lb in 2Q21. Higher operating costs and TCs were partially offset by higher by-products contribution. Compared to 1Q22, cash cost decreased by 5% due to by-products contribution of US$0.38/lb, which offset the increase in operating costs and TCs of US$0.15/lb.

In 2Q22, sustaining cost net of by-products was higher than the same quarter last year following higher cash cost and the increase in sustaining investments between the periods.

CAPEX

In 2Q22, sustaining capital expenditures amounted to US$2.3 million, mainly related to mine development and renovation of heavy mobile equipment, totaling US$3.5 million in 1H22.

Outlook

Based on the mine sequencing plan, zinc production in the next quarters is expected to remain at similar level of 2Q22. Production guidance for 2022 remains unchanged.

Financial performance

US$ million	2Q22	1Q22	2Q21	2Q22 vs. 2Q21	1H22	1H21	1H22 vs. 1H21
Net Revenues	369.6	322.0	310.9	18.9%	691.5	566.1	22.1%
Cost of Sales	(215.6)	(193.3)	(177.1)	21.8%	(408.9)	(343.0)	19.2%
Gross Profit	153.9	128.7	133.8	15.0%	282.6	223.2	26.6%
Adjusted EBITDA	145.1	127.5	141.4	2.6%	272.6	238.8	14.2%
Adjusted EBITDA Mrg.	39.3%	39.6%	45.5%	(6.2pp)	39.4%	42.2%	(2.8pp)

Note: Financial performance pre intersegment eliminations.

Net revenues for the mining segment totaled US$370 million in 2Q22, up 19% versus 2Q21. This performance was mainly driven by higher average LME prices for zinc and lead, and the increase in by-products volume. Compared to 1Q22, net revenues increased by 15% due to higher zinc prices and higher sales volume.

In 1H22, net revenues increased by 22% year-over-year to US$692 million, mainly due to higher base metal prices and by-products volume.

Revenues are recorded at provisional prices and, typically, an adjustment is then made after delivery, based on the pricing terms provided for under the relevant contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the sale is concluded.

25

Reconciliation of realized prices

Cost of sales increased by 22% in 2Q22 compared to 2Q21, to US$216 million. This increase was due to higher operating costs resulting from inflationary cost pressures in maintenance, third-party services, personnel costs, logistics expenses, as well as increased workers participation provision and royalties payment.

Compared to 1Q22, cost of sales increased by 12% mainly driven by higher volumes, logistics expenses, and workers’ participation provision. Run of mine mining cost in 2Q22 was US$43/t compared to US$45/t in 1Q22.

Adjusted EBITDA for the mining segment in 2Q22 was US$145 million compared to US$141 million in 2Q21. The increase was primarily due to (i) the positive price effect variation related to higher base metal prices; (ii) the increase in copper, lead and silver volumes; which were partially offset by (iii) an increase in operating costs and higher workers participation provision; (iv) higher mineral exploration and project evaluation expenses; and (v) the increase in pre-operating expenses of the Aripuanã project affecting other income and expenses (for further detail refer to note 6 - Nexa’s consolidated interim financial statements at and for the three month period ended on June 30, 2022).

26

Compared to 1Q22, Adjusted EBITDA increased by 14%, mainly driven by (i) higher volumes with a positive impact of US$45 million; and (ii) higher by-products credits of US$13 million; partially offset by (iii) the negative net price effect of US$9 million related to lower copper and lead prices, as well as changes in market prices resulting in quotation period adjustments; (iv) higher workers participation and maintenance services; (v) the increase in mineral exploration and project evaluation expenses; and (vi) higher TCs.

Cash cost and AISC 5,6

Consolidated cash cost		2Q22	1Q22	2Q21	2Q22 vs. 2Q21	1H22	1H21	1H22 vs. 1H21
Cash cost net of by-products	US$/t	362	423	302	19.6%	390	413	(5.6%)
AISC net of by-products	US$/t	1,213	1,328	1,022	18.6%	1,266	1,128	12.2%
Cash cost net of by-products	US$/lb	0.16	0.19	0.14	19.6%	0.18	0.19	(5.6%)
AISC net of by-products	US$/lb	0.55	0.60	0.46	18.6%	0.57	0.51	12.2%

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$4.4 million in Vazante, and US$0.9 million in Atacocha in 1Q22 and US$1.1 million in Atacocha in 2Q22.

5 Our cash cost and AISC net of by-products credits are measured with respect to zinc sold.

6 AISC does not include Aripuanã CAPEX.

27

Cash cost net of by-products for the mining segment in 2Q22 increased by 20% to US$0.16/lb compared to US$0.14/lb in 2Q21. This increase was explained by (i) higher operating costs of US$0.07/lb; (ii) lower volumes of US$0.08/lb; and (iii) higher TCs of US$0.02/lb; partially offset by higher by-product credits with a positive impact of US$0.14/lb.

Compared to 1Q22, cash cost decreased by 14% due to (i) the increase in by-products credits of US$0.05/lb; (ii) lower operating costs of US$0.02/lb; and (iii) higher volumes with a positive effect of US$0.03/lb; which were partially offset by (i) higher TCs and the negative FX effect in the total amount of US$0.07/lb.

AISC net of by-products also increased in 2Q22 to US$0.55/lb, up 19% compared to 2Q21 due to higher workers participation and sustaining CAPEX. Compared to 1Q22, AISC net of by-products decreased 9% following lower cash cost and royalties.

For a reconciliation of cash cost and AISC net of by-products, please refer to the appendix section “All-in Sustaining Cost – Mining”.

28

Smelting segment

Consolidated		2Q22	1Q22	2Q21	2Q22 vs. 2Q21	1H22	1H21	1H22 vs. 1H21
Production
Zinc metal	kt	144.9	125.4	145.8	(0.6%)	270.4	289.2	(6.5%)
Global Recovery	%	93.5	94.3	95.0	(141bps)	93.9	94.8	(93bps)
Zinc oxide	kt	11.2	9.9	10.4	8.2%	21.1	20.8	1.7%
Total	kt	156.2	135.3	156.2	(0.0%)	291.5	310.0	(6.0%)
Sales
Zinc metal	kt	141.4	124.0	146.7	(3.6%)	265.3	285.2	(7.0%)
Zinc oxide	kt	10.8	10.4	9.9	9.0%	21.1	19.7	7.1%
Total	kt	152.1	134.3	156.6	(2.9%)	286.4	305.0	(6.1%)

In 2Q22, total production was 156kt, which remained flat year-over-year. Compared to 1Q22, production increased by 15% due to the normalization of supply from the Vazante mine, in addition to the better performance of the roasters in Cajamarquilla and Três Marias.

Sales amounted to 152kt, down 3% year-over-year, explained by logistical issues (shortage of ships and increased lead times), which resulted in higher inventory levels during the period. Compared to 1Q22, sales increased sequentially by 13% following higher production volumes. The resale of material from third parties was 4.3kt in the quarter.

In 1H22, total production amounted to 292kt, down 6% versus the same period a year ago due to the reduced availability of calcine from Peru and the limited concentrate supply from the Vazante mine in 1Q22, as previously disclosed. Total sales followed the same trend and decreased by 6% to 286kt, including 7.7kt from third parties.

Outlook

During the 2H22, we expect production to remain relatively stable compared to 2Q22. Sales are expected to follow production volumes and we expect continued solid demand for our products in our home markets. 2022 sales guidance remains unchanged. Our ability to continue purchasing third-party materials on the market could be a risk to sales guidance.

Peru

Cajamarquilla (100% basis)		2Q22	1Q22	1H22	4Q21	3Q21	2Q21	1Q21	2021

Zinc metal production	kt	84.1	76.7	160.8	84.7	76.1	84.5	82.8	328.1
Zinc metal sales	kt	81.0	74.3	155.3	89.4	80.8	85.8	77.5	333.4

Zinc content in products	kt	78.5	71.4	149.9	85.2	76.8	85.7	77.4	325.0

Cost of sales	US$ mm	287.2	278.5	565.7	323.6	245.2	252.9	217.0	1,038.6
(-) Raw material		(236.0)	(235.1)	(471.1)	(213.2)	(190.1)	(182.4)	(162.5)	(748.2)
(+) By-product		(8.1)	(5.1)	(13.3)	(5.7)	(6.0)	(4.0)	(4.7)	(20.3)
(+/-) Consolidation effects		17.6	5.5	23.0	(52.9)	(12.9)	(24.7)	(9.1)	(99.6)
(+) Others		(6.4)	(0.6)	(6.9)	(2.0)	11.2	(0.9)	(5.5)	2.7
(=) Conversion cost	US$ mm	54.2	43.2	97.5	49.7	47.4	40.9	35.2	173.1
Conversion cost	US$/lb	0.31	0.27	0.29	0.26	0.28	0.22	0.21	0.24

Cash cost (1) net of by-products	US$/lb	1.32	1.28	1.30	1.31	1.26	1.06	1.01	1.16
Sustaining cost (1) net of by-products	US$/lb	1.41	1.32	1.36	1.38	1.33	1.12	1.04	1.22

CAPEX	US$ mm

Sustaining		13.1	5.2	18.3	12.1	8.3	9.8	5.3	35.5
Other		1.4	0.6	1.9	1.7	2.1	(0.1)	0.4	4.1

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - All in Sustaining Cash Cost | Smelting.

(2) Cost of sales does not includes resale operations from third parties.

29

In 2Q22, Cajamarquilla smelter production was 84kt, down 0.5% compared to 2Q21. Compared to 1Q22, smelter production increased by 10%. The scheduled maintenance of the roaster was carried out at the beginning of the quarter, contributing to the stability of production, as well as to the improvement of calcine inventory levels.

Metal sales were 81kt in 2Q22, down 6% year-over-year. Compared to 1Q22, sales increased by 9% following an increase in production and demand.

During the quarter, the negotiation of the collective bargaining agreement between Nexa and the labor union was concluded and established for the next 3 years.

In 1H22, smelter production totaled 161kt, down 4% compared to 1H21 due to the reduced availability of calcine. Smelter sales totaled 155kt, down 5% from last year, following the decrease in production year-over-year.

Costs

Cost of sales was US$287 million in 2Q22 compared to US$253 million in the same period last year due to higher raw material prices, following the LME zinc price increase of 34%, as well as higher energy and personnel costs and freight rates. Compared to 1Q22, cost of sales increased by 3% due to higher volumes and the increase in unit operating costs.

In 2Q22, conversion cost was US$0.31/lb compared to US$0.22/lb in 2Q21. This increase is primarily explained by higher operating costs due to inflationary cost pressures including energy, personnel cost and third-party services, and other variable costs, as well as increased maintenance. Compared to 1Q22, conversion cost increased by 14% following increased maintenance, higher energy, and other variable costs.

Cash cost net of by-products in 2Q22 was US$1.32/lb compared to US$1.06/lb in 2Q21. Higher zinc prices and operating costs were partially offset by the increase in by-products credits due to higher sulfuric acid contribution. Compared to 1Q22, cash cost was up 3%, due to lower by by-products contribution and higher operating costs.

In 2Q22, sustaining cost net of by-products was higher than 2Q21 and 1Q22 as a result of higher cash cost and the increase in sustaining investments.

CAPEX

In 2Q22, sustaining capital expenditures amounted to US$13 million, mainly due to scheduled maintenance and equipment replacement and repairs, totaling US$18 million in 1H22.

Outlook

For the remainder of the year, we expect production to remain stable and at the same levels as 2Q22.

30

Brazil

In 2Q22, smelter production amounted to 72kt, up 1% compared to the same period last year. Compared to 1Q22, smelter production increased by 23% mainly driven by Três Marias smelter, explained by the normalization of supply from the Vazante mine, in addition to a better performance of the roaster after its maintenance.

Total sales volume (zinc metal + zinc oxide) amounted to 71kt and increased by 0.5% and 18% compared to 2Q21 and 1Q22, respectively, following higher production.

Metal sales amounted to 60kt, down 1% and up 21% from 2Q21 and 1Q22, respectively, while zinc oxide amounted to 11kt, up 9% and 4% from 2Q21 and 1Q22, respectively.

In 1H22, smelter production was 131kt, 8% lower compared to 1H21 due to limited concentrate supply from Vazante in 1Q22. Metal sales decreased by 10% to 110kt, while total sales volume (zinc metal + oxide) decreased by 7% to 131kt.

Três Marias

Três Marias (100% basis)		2Q22	1Q22	1H22	4Q21	3Q21	2Q21	1Q21	2021

Zinc metal production	kt	40.2	29.3	69.5	37.9	38.4	40.6	39.8	156.7
Zinc oxide production	kt	11.2	9.9	21.1	10.3	10.6	10.4	10.4	41.7
Zinc metal sales	kt	39.9	30.5	70.4	37.9	44.1	40.5	41.2	163.7

Zinc content in products	kt	46.5	37.9	84.4	44.4	52.2	45.5	46.1	188.2

Cost of sales	US$ mm	184.8	137.7	322.5	148.5	141.6	125.4	111.1	526.6
(-) Raw material		(132.5)	(98.7)	(231.2)	(115.1)	(103.7)	(86.6)	(74.0)	(379.5)
(+) By-product		(17.0)	(12.1)	(29.1)	(11.8)	(11.8)	(11.4)	(9.7)	(44.7)
(+/-) Consolidation effects		(0.6)	(2.6)	(3.2)	(0.5)	(1.1)	(6.1)	(8.0)	(15.6)
(+) Others		(14.8)	(11.2)	(26.0)	(8.7)	(11.1)	(8.3)	(7.9)	(36.0)
(=) Conversion cost	US$ mm	19.9	13.1	33.0	12.4	14.0	12.9	11.5	50.8
Conversion cost	US$/lb	0.19	0.16	0.18	0.13	0.12	0.13	0.11	0.12

Cash cost (1) net of by-products	US$/lb	1.67	1.47	1.58	1.31	1.04	1.14	0.99	1.11
Sustaining cost (1) net of by-products	US$/lb	1.78	1.54	1.68	1.39	1.08	1.17	1.00	1.16

CAPEX	US$ mm

Sustaining		5.5	2.6	8.1	3.7	3.2	2.3	1.0	10.2
Other		6.4	3.5	9.9	4.3	1.6	0.9	0.6	7.4

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - All in Sustaining Cash Cost | Smelting.

(2) Cost of sales does not includes resale operations from third parties.

In Três Marias total production (zinc metal + oxide) increased 1% year-over-year. Compared to 1Q22, total production increased by 31%.

We also had a 15-day scheduled maintenance of the roaster in April, which contributed to improving its performance and production stability going forward, in addition to the increased calcine inventory. level.

31

Metallic zinc production was down 1% from 2Q21 and was up 37% compared to 1Q22. Zinc metal sales were 40kt, down 1.5% and up 31% compared to 2Q21 and 1Q22, respectively.

In 1H22, Três Marias total production amounted to 91kt, down 10% from 1H21, while zinc metal sales decreased by 14% to 70kt and zinc oxide sales increased by 7% to 21kt, respectively.

Costs

Cost of sales was US$185 million in 2Q22 compared to US$125 million in the same period last year due to higher raw material cost, following the LME zinc price increase, as well as higher operating costs. Compared to 1Q22, cost of sales increased by 34% driven by the same factors in addition to higher volumes. Cost of sales in 2Q22 was also affected by the Brazilian real appreciation and the increase in maintenance costs.

In 2Q22, conversion cost increased to US$0.19/lb compared to US$0.13/lb in 2Q21 and US$0.16/lb in 1Q22. In both periods, the increase was mainly explained by higher operating costs resulting from inflationary cost pressures including energy, personnel, and third-party services, and the Brazilian real appreciation.

Cash cost net of by-products in 2Q22 increased to US$1.67/lb compared to US$1.14/lb in 2Q21 and US$1.47/lb in 1Q22 due to higher zinc prices and operating costs, which were partially offset by the increase in TCs.

In 2Q22, sustaining cost net of by-products was higher than 2Q21 and 1Q22 as a result of higher cash cost and sustaining investments.

CAPEX

In 2Q22, sustaining capital expenditures amounted to US$5.5 million, mainly due to scheduled maintenance and equipment replacement and repairs, as well as the implementation of electric systems, totaling US$8 million in 1H22.

Outlook

For the remainder of the year, we expect production to remain stable and at the same levels as 2Q22.

Juiz de Fora

Juiz de Fora (100% basis)		2Q22	1Q22	1H22	4Q21	3Q21	2Q21	1Q21	2021

Zinc metal production	kt	20.7	19.4	40.1	21.3	18.4	20.7	20.7	81.1
Zinc metal sales	kt	20.5	19.2	39.7	20.8	19.7	20.4	19.9	80.8

Zinc content in products	kt	20.3	19.0	39.3	20.6	19.5	20.3	19.6	80.0

Cost of sales	US$ mm	83.0	75.2	158.2	63.4	59.5	56.8	50.0	229.7
(-) Raw material		(66.1)	(49.7)	(115.7)	(44.1)	(39.6)	(41.3)	(35.0)	(160.0)
(+) By-product		(1.1)	(1.0)	(2.1)	(0.9)	(0.7)	(0.9)	(0.7)	(3.1)
(+/-) Consolidation effects		2.4	(1.8)	0.6	3.1	2.4	0.9	0.7	7.2
(+) Others		(0.4)	(7.7)	(8.1)	(8.2)	(8.8)	(3.8)	(4.8)	(25.6)
(=) Conversion cost	US$ mm	17.8	15.0	32.9	13.4	12.9	11.7	10.2	48.1
Conversion cost	US$/lb	0.40	0.36	0.38	0.29	0.30	0.26	0.23	0.27

Cash cost (1) net of by-products	US$/lb	1.50	1.35	1.43	1.13	1.08	1.01	0.92	1.03
Sustaining cost (1) net of by-products	US$/lb	1.65	1.44	1.55	1.28	1.25	1.08	0.95	1.14

CAPEX	US$ mm

Sustaining		5.2	2.0	7.2	4.4	5.5	2.8	0.9	13.5
Other		1.6	1.6	3.2	2.6	2.2	0.6	0.2	5.5

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - All in Sustaining Cash Cost | Smelting.

32

In 2Q22, Juiz de Fora production was 21kt, which remained flat compared to 2Q21 and up 7% compared to 1Q22.

Zinc metal sales totaled 20kt in 2Q22, up 0.3% from 2Q21. Compared to 1Q22, zinc metal sales were higher by 7% following the increase in production volumes.

In the first six months of 2022, zinc metal production decreased by 3% to 40kt, and sales of 40kt were 1.5% lower from 1H21.

Costs

Cost of sales was US$83 million in 2Q22 compared to US$57 million in the same period last year primarily driven by higher LME prices affecting the purchase of zinc in concentrate, energy prices, inputs and other variable costs. Compared to 1Q22, cost of sales increased by 9% explained by the same factors. Cost of sales in 2Q22 was also affected by the Brazilian real appreciation and the increased in maintenance.

In 2Q22, conversion cost was US$0.40/lb compared to US$0.26/lb in 2Q21 and US$0.36/lb in 1Q22. As noted above, in both periods the increase was mainly explained by higher operating costs and the Brazilian real appreciation.

Cash cost net of by-products increased to US$1.50/lb compared to US$1.01/lb in 2Q21 mainly driven by higher LME prices of US$0.41/lb, operating costs and the Brazilian real appreciation of US$0.04/lb. Compared to 1Q22, the increase was explained by higher operating costs related to maintenance and other variable costs.

In 2Q22, sustaining cost net of by-products was higher than the same quarter last year and 1Q22 as a result of higher cash cost and sustaining investments.

CAPEX

In 2Q22, sustaining capital expenditures amounted to US$5 million, mainly driven by the acquisition and repairs of equipment, totaling US$7 million in 1H22.

Outlook

For the remainder of the year, we expect production to increase compared to 2Q22, mainly driven by third-party materials contribution.

Financial performance

US$ million	2Q22	1Q22	2Q21	2Q22 vs. 2Q21	1H22	1H21	1H22 vs. 1H21
Net Revenues	683.4	561.7	520.5	31.3%	1,245.1	988.8	25.9%
Cost of Sales	(566.5)	(502.9)	(441.7)	28.3%	(1,069.4)	(828.4)	29.1%
Gross Profit	116.9	58.9	78.8	48.2%	175.7	160.4	9.5%
Adjusted EBITDA	140.5	82.4	92.5	51.9%	222.9	176.1	26.6%
Adjusted EBITDA Mrg.	20.6%	14.7%	17.8%	2.8pp	17.9%	17.8%	0.1pp

Note: Financial performance pre intersegment eliminations.

33

Net revenues were US$683 million in 2Q22, 31% higher compared to US$521 million in 2Q21, mainly due to higher prices, which offset the decrease in volumes.

Cost of sales increased by 28% in 2Q22, totaling US$566 million compared to US$442 million in 2Q21. This performance was mainly explained by (i) the increase in metal prices impacting the zinc concentrate purchase price; (ii) higher operating costs; and (iii) the increase in logistics expenses and workers participation provision. Compared to 1Q22, cost of sales increased by 13%, driven by the same factors.

Purchases of zinc in concentrate are recorded at provisional prices and, typically, an adjustment is made after delivery, which is based on the pricing terms provided for under the respective contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the purchase is concluded.

Reconciliation of realized prices

US$ million	2Q22 Zinc			1Q22 Zinc		
Current period concentrate purchase	444.1			373.6		
Price adjustments (MTM)	(22.2)			14.4		
	421.9			**388.0**		
Final adjustments	18.0			8.7		
Other Variable and Fixed Cost	111.2			92.2		
Energy	(5.7)			(4.9)		
Depreciation	21.0			18.8		
Total Cost of sales	**566.5**			**502.9**		
Metal (fine content in ton)	**157,079**			**140,867**		
US$/lb						
Current period sales	1.3			1.2		
Price adjustments	(0.1)			0.0		
Realized price	**1.2**			**1.2**		
Other metals sales	**Silver**	**Others**	**Total**	**Silver**	**Others**	**Total**
Current period sales	10.0	7.8	17.8	10.1	8.6	18.7
Price adjustments (MTM)	(1.2)	(1.3)	(2.5)	0.0	1.2	1.2
	8.8	**6.5**	**15.3**	**10.1**	**9.8**	**19.8**

Zinc concentrate | treatment charges

The smelters use zinc concentrate as feedstock, which is supplied from our mines and from third-party suppliers. In 2Q22, Nexa acquired 50% of zinc concentrate from our own mines, with the remainder supplied by third parties.

Sources of Zinc Concentrate to Nexa Smelters (kt) – 2Q22

We apply a benchmark TC for our integrated mining and smelting operations. For purchases of zinc concentrate from third-party suppliers, the treatment charge is based on the benchmark TC, spot treatment charges, or treatment charges negotiated annually.

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The 2022 benchmark TC, negotiated in early April, was US$230/t concentrate, up 45% from 2021 (US$159/t).

In order to reduce volatility, for the majority of our third-party contracts, which are renewed during different periods throughout the year, we consider the 3-year benchmark TC. The reference benchmark for TC 2022, 2021 and 2020 is US$230/t concentrate, US$159/t concentrate, and US$300/t concentrate, respectively.

Adjusted EBITDA for the smelting segment totaled US$140 million in 2Q22, compared to US$93 million reported in 2Q21. This increase was mainly explained by (i) the positive net price effect of US$58 million related to higher zinc prices and changes in market prices resulting in quotation period adjustments; (ii) the positive effect in hedge difference of US$19 million; and (iii) higher by-products contribution; which were partially offset by (iv) the increase in operating costs and higher workers participation provision; (v) lower volumes; and (vi) the Brazilian real appreciation.

Compared to 1Q22, Adjusted EBITDA increased by US$58 million, mainly driven by (i) higher volumes of US$12 million; (ii) the net positive price effect of US$37 million related to higher zinc prices and changes in market prices resulting in quotation period adjustments; (iii) the positive effect in hedge difference, which had a positive impact of US$17 million; partially offset by (iv) higher operating costs, maintenance, and workers participation provision.

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Conversion cost, Cash cost and AISC7

Consolidated		2Q22	1Q22	2Q21	2Q22 vs. 2Q21	1H22	1H21	1H22 vs. 1H21
Smelting conversion cost	US$/t	633	556	433	46.3%	597	415	43.8%
Cash cost net of by-products	US$/t	3,213	2,969	2,378	35.1%	3,099	2,286	35.6%
AISC net of by-products	US$/t	3,487	3,169	2,531	37.8%	3,338	2,429	37.4%
Smelting conversion cost	US$/lb	0.29	0.25	0.20	46.3%	0.27	0.19	43.8%
Cash cost net of by-products	US$/lb	1.46	1.35	1.08	35.1%	1.41	1.04	35.6%
AISC net of by-products	US$/lb	1.58	1.44	1.15	37.8%	1.51	1.10	37.4%

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$2.3 million in Três Marias in 1Q22.

Cash cost net of by-products for the smelting segment increased to US$1.46/lb in 2Q22 compared to 2Q21. This performance was primarily driven by (i) market-related factors, such as higher LME prices, with a negative impact of US$0.34/lb; (ii) higher operating costs of US$0.07/lb; and (iii) TCs of US$0.03/lb; partially offset by higher by-products contribution with a positive impact of US$0.08/lb.

Compared to 1Q22, cash cost increased by US$0.11/lb, driven by (i) higher operating costs; and (ii) lower by-products prices following the market trend; partially offset by the increase in volumes.

AISC net of by-products increased in 2Q22 to US$1.58/lb from US$1.15/lb in 2Q21 and US$1.44/lb in 1Q22 mainly due to the above-mentioned reasons, in addition to the increase in sustaining investments and workers participation provision.

Conversion cost for the smelting segment in 2Q22 was US$0.29/lb, up US$0.09/lb compared to 2Q21 explained by higher personnel, maintenance, and energy costs of US$0.03/lb and the increase in other variable costs of US$0.03/lb. Compared to 1Q22, conversion cost increased by 14% reflecting the increase in energy prices and other variable costs. Conversion cost was also negatively impacted by the Brazilian real appreciation against the U.S. dollar in the quarter.

For a reconciliation of conversion cost, cash cost, AISC, please refer to the appendix section “Conversion and All-in Sustaining Cost – Smelting”.

7 Our conversion cost, cash cost and AISC net of by-products credits are measured with respect to zinc sold.

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Liquidity and Indebtedness

On June 30, 2022, Nexa’s consolidated gross debt8 amounted to US$1,670 million, 2% lower compared to the balance at March 31, 2022, mainly driven by the 11% Brazilian real (end of period) depreciation against the U.S. dollar.

At the end of the period, 83% (or US$1,389 million) of the gross debt was denominated in U.S. dollars and 17% (or US$282 million) in Brazilian reais.

The following charts show Nexa’s gross debt by category and currency.

Nexa’s balance sheet remains solid, and liquidity remains strong. Cash and cash equivalents and financial investments (“total cash”) amounted to US$633 million at June 30, 2022, 6% higher compared to March 31, 2022, mainly driven by the positive cash flow generation in the quarter.

Total cash was sufficient to cover the payment of all obligations maturing over the next 5 years. The average maturity of the total debt was 5.1 years at an average interest rate of 5.06% per year.

On June 30, 2022, Nexa’s net debt9 was US$1,045 million compared with US$1,122 million at the end of 1Q22.

Only 2.4% (US$41 million) of the total debt matures in 2022, 13% (US$219 million) matures between 2023 and 2026, while 84% (US$1,411 million) of total debt matures after 2027.

Financial leverage, measured by the ratio of net debt to Adjusted EBITDA of the last twelve months, decreased to 1.33x on June 30, 2022, compared to a ratio of 1.53x on March 31, 2022, mainly explained by the higher Adjusted EBITDA and lower net debt. Nexa was in compliance with all its financial covenants.

8 Loans and financings (“gross debt”)

9 Gross debt (US$1,670 million) minus cash and cash equivalents (US$605 million), minus financial investments (US$27 million), plus negative derivatives (US$8 million), plus Lease Liabilities (US$16 million). It does not include the financial instrument related to the offtake agreement.

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US$ million	Jun 30, 2022	Mar 31, 2022
Net debt	1,045.4	1,122.5
LTM Adj. EBITDA	785.8	732.8
Net debt/LTM Adj. EBITDA	1.33x	1.53x

In addition to continuing to assess short-term and mid-term commodities prices, management continues to review Nexa’s capital structure, financial position and the maturity profile of our debt and additional opportunities.

Credit Rating

In July 2022, Fitch affirmed its “BBB-” rating and "stable” outlook for Nexa, reflecting Nexa's integrated operations of polymetallic mines and smelters in Brazil and Peru, 3rd quartile zinc mining operations and strong liquidity position. At the same time, Fitch expects that Nexa's EBITDA will grow boosted by higher volumes and zinc prices, lowering leverage following the gross debt reduction in 2021 and the full repayment of the Nexa Peru 2023 bond in 1Q22, diversifying mine concentration away from reliance on Cerro Lindo with the expected contribution of Aripuanã, and strong long-term fundamentals with a competitive cost position and close proximity of its smelting facilities to its own mines and third-party concentrate producers.

Cash flows

US$ million	2Q22	1H22
Net cash flows provided by (used in):
Operating activities	169.3	146.7
Investing activities	(108.5)	(189.8)
Financing activities	(15.8)	(111.0)
Increase (decrease) in cash and cash eq.	28.8	(138.8)
Cash and cash eq. at the beginning of the period	576.2	743.8
Cash and cash eq. at the end of the period (1)	605.0	605.0

(1) Does not include financial investments totaling US$27 million at June 30, 2022.

Note: For details on Cash flows, please refer to the “Condensed consolidated interim statement ended on June 30, 2022”.

In 2Q22, the net cash provided by operating activities was US$169 million. Working capital changes had a negative impact of US$23 million primarily due to (i) a negative variation of US$60 million in inventory mainly driven by the increase in finished and semi-finished products; and (ii) a negative variation of trade receivables of US$14 million; partially offset by (iii) a positive variation of US$38 million in trade payables; and (iv) US$14 million of confirming payables.

We used US$109 million of net cash flows for investing activities in 2Q22 impacted primarily by (i) US$98 million of CAPEX, including Aripuanã; (ii) the investments in equity instruments in the amount of US$7 million; and (iii) US$3 million of financial investments.

Cash from financing activities in the quarter was a negative US$16 million primarily due to (i) the interest paid on loans and financings; and (ii) the payment of dividends to non-controlling interests.

Foreign exchange effects on cash and cash equivalents had a negative impact of US$16 million.

As a result, cash increased by US$29 million, resulting in cash and cash equivalents of US$605 million at the end of 2Q22.

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Projects pipeline

In light of our commitment to capital discipline, we are evaluating our capital allocation strategy and the jurisdictions where we operate. Consequently, our project portfolio comprised of Magistral, Shalipayco, Pukaqaqa, Florida Canyon, Hilarión, and Bonsucesso, is under review.

We will keep the market updated on further developments from this analysis.

Others

Tinka

In May, 2022, Nexa announced that it had entered into an equity subscription agreement with Tinka, which holds 100% of the Ayawilca zinc-silver project, one of the largest zinc projects in Peru. The Company subscribed for 40,792,541 common shares at a price of C$0.22 per share for a total amount of C$9 million (or US$7 million). After this subscription, Nexa holds approximately 18.2% of the issued and outstanding common shares of Tinka at an average price of C$0.24 per share and has the right to nominate one individual to Tinka’s board of directors.

Offtake agreement

As previously disclosed, Nexa signed an offtake agreement with a third-party international player (“Offtaker”), in which it agreed to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period starting in October 2022 and limited to 30,810 tons, at the lower of current market prices or a price cap.

The offtake agreement was structured to completely extinguish a previous existing future royalty obligation that the Company had with the Offtaker. The accounting for the offtake agreement resulted in the Company recording a non-cash income of US$9 million in 1H22.

For further information, please refer to note 1 (b) – Offtake agreement; note 11 (d) – Financial instruments in offtake agreement: fair value; and note (15) in the Condensed Consolidated Interim Financial Statements ended on June 30, 2022.

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Market Scenario

2Q22

LME Prices		2Q22	1Q22	2Q21	2Q22 vs. 2Q21	1H22	1H21	1H22 vs. 1H21

Zinc	US$/t	3,915	3,754	2,916	34.2%	3,832	2,832	35.3%
Copper	US$/t	9,513	9,997	9,700	(1.9%)	9,761	9,092	7.4%
Lead	US$/t	2,199	2,335	2,128	3.3%	2,269	2,072	9.5%
Silver	US$/oz	22.60	24.01	26.69	(15.3%)	23.32	26.47	(11.9%)
Gold	US$/oz	1,871	1,877	1,816	3.0%	1,874	1,805	3.8%

Source: Bloomberg

Zinc

In 2Q22, the LME zinc price averaged US$3,915/t (or US$1.78/lb), up 34% and 4% compared to 2Q21 and 1Q22, respectively. After trading between US$4,200/t to US$4,500/t during April, prices in May began to decline and zinc price was US$3,252/t at the end of June. Concerns about the Chinese economy due to COVID-19 restrictions and a potential global recession have been negatively impacting commodities prices.

LME inventories have continued to decline and closed at 81kt in 2Q22, down 43% compared to 1Q22, showing that the market remains exceedingly tight.

In China, concentrate supply was limited mainly due to COVID disruptions in the southern provinces. Zinc spot TCs for domestic material maintained the downward trend, decreasing 13% from the first quarter, reaching US$133/t in 2Q22. Imported TCs, on the other hand, increased over the previous quarter and averaged US$247/t in 2Q22. The LME-SHFE price arbitrage continues to support this increase in spot TCs, in order for imported material to remain attractive to Chinese smelters.

After a seasonal slowdown, demand for zinc metal in our home market (Latin America excluding Mexico) increased in 2Q22 from 1Q22, primarily driven by Brazil. Despite downside pressure from the regional fiscal scenario and escalating inflation, infrastructure and energy sectors contributed positively to the demand, while the automotive industry is still impacted by supply chain disruption and higher prices.

Copper

In 2Q22, the LME copper price averaged US$9,513/t (US$4.31/lb), down 2% and 5% compared to 2Q21 and 1Q22, respectively.

Copper prices, like other metals, have experienced significant volatility and the market’s recent sell-off results from the expectation of a global economic slowdown. Central banks continue to warn that additional rate hikes may be required to bring down inflation.

LME copper inventories were 36% higher compared to the end of 1Q22, reaching 124kt at the end of June. This level represents approximately 2 days of consumption and with persistent supply disruptions, market fundamentals should support price recovery.

Spot TCs in China averaged US$80/t in 2Q22 as copper end users moderately lifted their production levels in June after industry output fell sequentially through April and May.

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Foreign Exchange

The U.S. dollar continued to appreciate against other major currencies during 2Q22, as investors expect that the U.S. Federal Reserve will continue to increase interest rates to tame inflation, even if it hinders growth.

The average exchange rate for the Brazilian real in 2Q22 was 4.926/US$, versus 5.230/US$ in 1Q22 and 5.290/US$ in 2Q21. The Brazilian real traded lower at the beginning of the quarter, but investors’ preference for the U.S. currency and concerns over Brazilian federal government spending levels have impacted performance towards the end of the quarter. At June 30, 2022, the Brazilian real/US$ exchange rate was 5.238.

The average exchange rate for the Peruvian soles in 2Q22 averaged 3.748/US$, down 1.2% and 1.4% compared to 2Q21 and 1Q22, respectively. At June 30, 22 the Peruvian soles/US$ exchange rate was 3.827.

FX	2Q22	1Q22	2Q21	2Q22 vs. 2Q21	1H22	1H21	1H22 vs. 1H21
BRL/USD (Average)	4.926	5.230	5.290	(6.9%)	5.078	5.386	(5.7%)
BRL/USD (End of period)	5.238	4.738	5.002	4.7%	5.238	5.002	4.7%
PEN/USD (Average)	3.748	3.803	3.795	(1.2%)	3.776	3.728	1.3%
PEN/USD (End of period)	3.827	3.680	3.866	(1.0%)	3.827	3.866	(1.0%)

Source: Bloomberg

Market | 2022 Outlook

The ongoing pandemic lockdowns in China and the concerns over recession in the rest of the world, driven by rising interest rates and higher energy prices, have lowered demand expectations. Despite the negative impact on commodities prices in the short-term, base metals investments remain attractive in the mid- and long-term, as fundamentals are still positive, with supply under pressure and low inventories across most base metals.

Regarding zinc fundamentals, although global demand remains robust in most of the world's major economies, macro concerns have weighed on sentiment and undermined the zinc price. Despite headwinds facing global demand, there are also headwinds facing refined production in the form of high energy prices and other disruptions. Therefore, the refined zinc market is expected to remain tight in 2023 and 2024. The concentrate market might ease until the end of the year, as new mine production is to come from several sources this year, including the ramp-up of new mines and expansion of existing operations.

Zinc demand outlook in Latin America is expected to perform better than the pre-pandemic level this year but in the next two quarters, in face of the global macro scenario, a slowdown is likely. The main factors are global escalating inflation and interest rates, the unresolved Russia-Ukraine conflict and, COVID related measures in China, creating a risk aversion sentiment in the global market. Domestic figures also pose a risk with consumer spending being reduced by higher inflation and interest rates, coupled with fiscal uncertainties that threaten the industry and investors’ confidence in some countries, like Brazil. Nevertheless, in terms of zinc-intensive sectors, the infrastructure sector has a positive outlook this year coupled with government spending in the electoral year in Brazil. The solar energy sector is also expanding rapidly and is expected to positively increase the demand for zinc in 2022.

For copper, the macro scenario will likely result in slower demand growth for the year, but supply and are expected to be relatively balanced in 2022 with an increase in supply from project ramp-ups, brownfield expansions, and new greenfield mines and possible disruptions in Peru and Chile. In the mid to long-term, the outlook for copper demand remains positive, given its role in the energy transition and supply gap expected from 2025-2026 onwards.

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Risks and uncertainties

Risk management is one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in the Company held by its main stakeholders, including shareholders, employees, customers, suppliers and the local communities.

As a result, we have adopted an Enterprise Risk Management (“ERM”) Policy that describes Nexa’s Risk Management Model. The ERM forms an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operations and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team, Audit Committee and Board of Directors.

Our operations are exposed to a number of inherent risks and uncertainties, and our results may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;
•	the changes in the expected level of supply and demand for commodities;
•	the risks and uncertainties relating to economic and political conditions in the countries in which we operate, including the political instability in Peru;
•	changes in global market conditions;
•	supply chain bottlenecks;
•	inflation;
•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, including COVID-19;
•	increasing demand and evolving expectations from stakeholders with respect to our environmental, social and governance (“ESG”) practices, performance and disclosures;
•	the impact of climate change on our operations, workforce and value chain;
•	environmental, safety and engineering challenges and risks inherent to mining;
•	the ability to meet energy requirements while complying with greenhouse gas emissions regulations and other energy transition policy changes and laws in the countries in which we operate;
•	severe natural disasters, such as storms and earthquakes, disrupting our operations;
•	operational risks, such as operator errors, mechanical failures and other accidents;
•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;
•	supply-chain and logistic related interruptions, including impacts to international freight and transportation networks;
•	the implementation of our growth strategy and risks associated with related capital expenditures;
•	failure to obtain financial assurance to meet closure and remediation obligations;
•	the possible material differences between our estimates of mineral reserves and mineral resources and the mineral quantities we actually recover;
•	the possibility that our concessions may be terminated or not renewed by governmental authorities in the countries in which we operate;

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•	the impact of political and government changes in the countries in which we operate, and the effects of potential new legislation and changes in taxation;
•	labor disputes or disagreements with local communities;
•	loss of reputation due to unanticipated operational failures or significant occupational incidents;
•	failure or outage of our digital infrastructure or information and operating technology systems;
•	cyber events or attacks (including ransomware, state-sponsored and other cyberattacks) due to negligence or IT security failures;
•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations;
•	currency exchange rate and interest rate fluctuations; and
•	other factors.

For a broader discussion of risks please refer to our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR (www.sedar.com) and available on the Company’s website (www.nexaresources.com).

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, cash cost net of by-products, all-in sustaining cost net of by-products, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding impairment of non-current assets and other miscellaneous adjustments, if any. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Segment performance is measured based on Adjusted EBITDA, since financial results, comprising financial income and expenses and foreign exchange, and income taxes are managed at the corporate level and are not allocated to operating segments. Adjusted EBITDA is defined as net income (loss) for the period, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) gain (loss) on sale of investments, and (vi) impairment and impairment reversals. In addition, management may adjust the effect of certain types of transactions that in management’s judgment are not indicative of the Company´s normal operating activities or do not necessarily occur on a regular basis.

Mining segment | Cash cost net of by-product credits: for our mining operations, cash cost after byproduct credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Mining segment | Cost ROM: includes all direct production costs for mining, concentrating, leaching, on-site mineral transportation, and other on-site administration expenses, excluding royalties and workers participation costs. Cost ROM is measured with respect to total treated ore volume and non-metallic products revenue (such as limestone and stones) are considered as cost-reduction for our mining operations.

Smelting segment | Cash cost net of by-product credits: for our smelting operations, cash cost, after by-product credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

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Smelting segment | Conversion cost: costs incurred to convert zinc concentrate (feed) into final products measured with respect to contained zinc sold per smelter, including energy, consumables, and other fixed and on-site expenses. Conversion cost does not include raw material, alloys, and by-products related cost.

Net debt: defined as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments, plus (v) leases liabilities. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards For Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). For a discussion of the differences between the requirements under S-K 1300 and NI 43-101, please see our annual report on Form 20-F. Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

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Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our annual report on Form 20-F and in our other public disclosures available on our website and filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

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UPCOMING EVENT

Earnings Conference Call

Date: Friday, July 29, 2022 – 9:00am (EST)

Dial In

USA: +1-866-769-5210

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Roberta Varella (Head of IR): roberta.varella@nexaresources.com

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Antonio Cordeiro: antonio.cordeiro.ac2@nexaresources.com

46

Appendix

Income Statement	47
Net cash flows from operating activities excluding working capital changes and free cash flow - Reconciliation	48
Capex	49
All in Sustaining Cash Cost | Mining	50
Conversion and All in Sustaining Cash Cost | Smelting	54

47

Income Statement

US$ million	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
Net Revenue	602.9	686.2	655.1	677.9	722.1	829.4
Cost of sales	(428.9)	(469.3)	(507.0)	(583.8)	(524.8)	(556.3)
SG&A	(30.5)	(30.8)	(33.0)	(39.6)	(36.0)	(37.1)
Mineral exploration and project evaluation	(14.3)	(18.5)	(20.7)	(31.6)	(17.2)	(26.8)
Other income and expenses, net	(8.5)	2.9	(7.1)	44.6	(20.9)	30.4
Net financial result	(74.2)	32.3	(56.6)	(38.4)	10.7	(74.2)
Financial income	1.9	2.0	3.5	4.0	3.7	8.4
Financial expenses	(34.2)	(35.3)	(37.6)	(35.2)	(43.4)	(40.3)
Other financial items, net	(41.9)	65.5	(22.5)	(7.3)	50.3	(42.3)
Depreciation, amortization and depletion	59.2	62.2	68.5	68.9	65.9	74.4
Adjusted EBITDA	180.0	232.7	155.4	136.2	208.5	285.8
Adj. EBITDA margin	29.8%	33.9%	23.7%	20.1%	28.9%	34.5%
Income Tax	(15.0)	(80.6)	(39.8)	(17.8)	(59.6)	(41.8)
Net income (loss)	31.6	122.2	(9.0)	11.4	74.2	123.5
Attributable to Nexa's shareholders	22.8	109.0	(18.8)	1.4	63.0	109.0
Attributable to non-controlling interests	8.8	13.1	9.8	10.0	11.2	14.5
Weighted average number of outstanding shares - in thousand	132,439	132,439	132,439	132,439	132,439	132,439
Basic and diluted earnings (loss) per share - (in US$)	0.17	0.82	(0.14)	0.01	0.48	0.82

48

Net cash flows from operating activities excluding working capital changes and free cash flow - Reconciliation

Nexa manages and reports cash flows from operating activities excluding changes in working capital. Working capital can be volatile due to several factors, including prices and a build-up or reduction of inventories.

Furthermore, we also exclude from the analysis interest and income tax payments. Management believes by excluding these measures provides investors a better visibility of the operating cash flow performance and our capital allocation strategy.

The following table provides a reconciliation of the cash from operating activities before changes in working capital to free cash flow.

US$ million	2Q22	1H22

Cash provided by operating activities	218	287
(-) Working capital changes	(23)	(179)
Trade accounts receivables	(14)	42
Inventory	(60)	(166)
Other assets	8	0
Payables	52	(4)
Other liabilities	(10)	(53)

Cash flows from operations excluding working capital changes	241	468

Interest paid	(29)	(63)
Income tax	(20)	(79)
Sustaining CAPEX (1)	(69)	(115)

Net cash flows from operations excluding working capital changes	123	211

Other investments (2)	(2)	(12)
Aripuanã project	(27)	(54)
Loans and investments (3)	(17)	(60)
Dividends and share premium	(9)	(59)
Foreign exchange effects	(16)	15
Working capital changes	(23)	(179)

Free cash flow	29	(139)

(1) Non expansion investments related to sustaining and HSE. (2) Other non-expansion investments. Refer to page 8 of this earnings release for CAPEX breakdown.

(3) Loans and financing, bonds repurchase and net sales of financial investments.

For details on cash flows, please refer to the “Condensed consolidated interim statement ended on June 30, 2022.

49

Capex

US$ million	2Q22	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Mining	28.2	25.2	49.0	34.7	34.5	23.5	141.6
Cerro Lindo	10.1	7.8	17.1	10.1	9.0	4.4	40.5
El Porvenir	5.3	5.0	11.4	7.9	8.3	9.0	36.5
Atacocha	0.7	2.0	2.6	2.5	4.6	1.9	11.6
Vazante	9.6	9.0	14.9	12.3	10.7	7.5	45.4
Morro Agudo	2.4	1.3	3.1	1.9	1.9	0.6	7.6
Smelting	33.2	15.4	28.8	22.9	16.2	8.3	76.3
CJM	14.5	5.7	13.9	10.4	9.7	5.6	39.6
Três Marias	11.9	6.0	8.0	4.9	3.2	1.6	17.7
Juiz de Fora	6.8	3.6	6.9	7.6	3.4	1.1	19.0
Other	36.5	42.0	86.4	86.1	65.5	52.0	290.0
Total	97.9	82.5	164.2	143.7	116.2	83.8	507.9

Sustaining (US$ million)	2Q22	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Mining	26.1	22.8	39.6	25.4	29.3	21.5	115.8
Cerro Lindo	9.4	7.3	15.2	9.2	7.8	4.4	36.6
El Porvenir	5.1	4.7	10.2	6.0	8.1	8.6	32.9
Atacocha	0.8	2.0	2.4	2.4	4.4	2.0	11.1
Vazante	8.6	7.7	9.2	6.0	7.2	6.1	28.6
Morro Agudo	2.3	1.1	2.5	1.7	1.8	0.5	6.6
Smelting	23.8	9.7	20.2	17.0	14.9	7.2	59.2
CJM	13.1	5.2	12.1	8.3	9.8	5.3	35.5
Três Marias	5.5	2.6	3.7	3.2	2.3	1.0	10.2
Juiz de Fora	5.2	2.0	4.4	5.5	2.8	0.9	13.5
Total Operations Sustaining	49.9	32.5	59.8	42.3	44.3	28.7	175.0
Total Corporate Sustaining	11.0	7.4	4.0	2.4	7.2	0.4	14.0

50

All in Sustaining Cash Cost | Mining (2)

2Q22

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	36,542	4,743	22,909	13,987	2,307	80,488		80,488
(+)	COGS	29.4	17.7	105.9	45.6	21.1	219.7	(4.1)	215.6
(+)	On-site G&A	0.3	0.2	0.1	0.2	0.1	0.9		0.9
(-)	By-products revenue	(1.4)	(7.3)	(108.0)	(31.6)	(19.8)	(168.1)	6.5	(161.6)
(+)	Treatment Charges	26.9	2.7	11.2	7.8	1.3	49.8		49.8
(+)	Selling Expenses	(0.2)	(1.0)	1.1	0.3	0.0	0.2		0.2
(-)	Depreciation, amortization and depletion	(6.8)	(3.6)	(31.3)	(6.2)	(3.4)	(51.2)	0.0	(51.2)
(-)	Royalties	(0.6)	(0.4)	(1.8)	(0.7)	(0.3)	(3.7)		(3.7)
(-)	Workers participation & Bonus	(0.4)	(0.2)	(7.7)	(2.2)	(0.2)	(10.9)		(10.9)
(+)	Others	(1.3)	(0.3)	0.4	(3.6)	(5.2)	(10.0)		(10.0)
(=)	Cash Cost (Sold)	45.9	7.8	(30.0)	9.6	(6.5)	26.7	2.4	29.1
	Cash Cost (Sold) (per ton)	1,256.8	1,636.3	(1,311.1)	687.2	(2,828.0)	332.2	0.0	361.8
(+)	Sustaining Capital Expenditure	9.2	2.4	10.1	5.3	0.7	27.8	13.5	41.3
(=)	Sustaining Cash Cost (Sold)	55.1	10.2	(19.9)	14.9	(5.8)	54.5	15.9	70.4
	Sustaining Cash Cost (Sold) (per ton)	1,509.1	2,145.1	(868.8)	1,065.8	(2,504.5)	677.7	0.0	875.1
(+)	Workers participation & Bonus	0.4	0.2	7.7	2.2	0.2	10.9		10.9
(+)	Royalties	0.6	0.4	1.8	0.7	0.3	3.7		3.7
(+)	Corporate G&A							12.6	12.6
(=)	AISC (Sold)								97.6
(=)	AISC (Sold) (per ton)								1,213.0
(=)	AISC (Sold) in US$/lb								0.55

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$1.1 million in Atacocha in 2Q22.

51

2Q21

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	33,685	4,420	30,688	12,820	1,524	83,137		83,137
(+)	COGS	22.4	11.9	95.4	37.6	12.2	179.6	(2.5)	177.1
(+)	On-site G&A	0.4	(0.0)	0.0	0.1	0.0	0.6		0.6
(-)	By-products revenue	(4.2)	(6.2)	(101.1)	(24.3)	(14.8)	(150.6)	3.8	(146.8)
(+)	Treatment Charges	16.6	1.7	19.2	6.3	0.8	44.6		44.6
(+)	Selling Expenses	0.1	0.4	0.4	0.2	0.2	1.4		1.4
(-)	Depreciation, amortization and depletion	(4.9)	(1.4)	(26.1)	(6.4)	(2.7)	(41.5)	(0.1)	(41.6)
(-)	Royalties	(0.4)	(0.2)		(0.5)	(0.2)	(1.3)		(1.3)
(-)	Workers participation & Bonus	(0.4)	(0.2)	(4.9)	(0.8)	(0.1)	(6.3)		(6.3)
(+)	Others	(1.2)	(0.3)	(2.9)	(0.3)	2.3	(2.4)		(2.4)
(=)	Cash Cost (Sold)	28.6	5.6	(19.9)	12.0	(2.2)	24.0	1.1	25.1
	Cash Cost (Sold) (per ton)	849.1	1,260.7	(648.2)	933.6	(1,469.0)	288.8	0.0	302.4
(+)	Sustaining Capital Expenditure	9.9	1.9	9.0	8.3	4.6	33.6	5.8	39.5
(=)	Sustaining Cash Cost (Sold)	38.5	7.5	(10.9)	20.3	2.3	57.6	7.0	64.6
	Sustaining Cash Cost (Sold) (per ton)	1,142.4	1,689.0	(355.9)	1,580.4	1,532.5	693.1	0.0	777.0
(+)	Workers participation & Bonus	0.4	0.2	4.9	0.8	0.1	6.3		6.3
(+)	Royalties	0.4	0.2	0.0	0.5	0.2	1.3		1.3
(+)	Corporate G&A							12.8	12.8
(=)	AISC (Sold)								85.0
(=)	AISC (Sold) (per ton)								1,022.5
(=)	AISC (Sold) in US$/lb								0.46

52

1H22

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	61,438	9,491	46,300	27,499	4,407	149,136	0	149,136
(+)	COGS	55.9	30.7	202.9	88.6	36.4	414.4	(5.5)	408.9
(+)	On-site G&A	0.6	0.4	0.2	0.3	0.2	1.7	0.0	1.7
(-)	By-products revenue	(4.3)	(10.4)	(195.7)	(60.2)	(34.3)	(304.8)	9.5	(295.3)
(+)	Treatment Charges	40.6	4.6	20.9	14.2	2.2	82.6	0.0	82.6
(+)	Selling Expenses	(0.5)	(1.4)	1.5	0.6	0.3	0.5	0.0	0.5
(-)	Depreciation, amortization and depletion	(12.5)	(4.8)	(60.2)	(12.0)	(6.6)	(96.1)	0.0	(96.1)
(-)	Royalties	(1.0)	(0.7)	(3.4)	(2.4)	(0.5)	(8.0)	0.0	(8.0)
(-)	Workers participation & Bonus	(0.8)	(0.5)	(11.7)	(3.7)	(0.6)	(17.3)	0.0	(17.3)
(+)	Others	(6.8)	(0.6)	(2.0)	(4.6)	(4.9)	(18.9)	0.0	(18.9)
(=)	Cash Cost (Sold)	71.3	17.5	(47.5)	20.7	(7.9)	54.1	4.0	58.1
	Cash Cost (Sold) (per ton)	1,160.3	1,842.8	(1,025.4)	753.4	(1,792.4)	362.9	0.0	389.7
(+)	Sustaining Capital Expenditure	18.1	3.7	18.0	10.3	2.8	52.9	28.0	80.9
(=)	Sustaining Cash Cost (Sold)	89.4	21.2	(29.5)	31.0	(5.1)	107.0	32.0	139.0
	Sustaining Cash Cost (Sold) (per ton)	1,454.8	2,237.4	(637.5)	1,127.9	(1,159.2)	717.5	0.0	932.1
(+)	Workers participation & Bonus	0.8	0.5	11.7	3.7	0.6	17.3		17.3
(+)	Royalties	1.0	0.7	3.4	2.4	0.5	8.0		8.0
(+)	Corporate G&A							24.5	24.5
(=)	AISC (Sold)								188.8
(=)	AISC (Sold) (per ton)								1,265.8
(=)	AISC (Sold) in US$/lb								0.57

53

1H21

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	68,440	8,950	55,948	23,920	2,532	159,790	0	159,790
(+)	COGS	42.5	21.6	184.9	71.3	23.3	343.6	(0.6)	343.0
(+)	On-site G&A	0.7	0.5	0.1	0.2	0.0	1.5	0.0	1.5
(-)	By-products revenue	(6.8)	(8.4)	(190.4)	(44.1)	(24.7)	(274.4)	3.1	(271.3)
(+)	Treatment Charges	36.5	3.6	35.1	14.6	1.6	91.3	0.0	91.3
(+)	Selling Expenses	0.3	0.6	0.7	0.4	0.2	2.2	0.0	2.2
(-)	Depreciation, amortization and depletion	(8.7)	(2.9)	(51.5)	(12.6)	(4.2)	(80.0)	0.5	(79.4)
(-)	Royalties	(0.8)	(0.4)	0.0	(0.9)	(0.3)	(2.5)	0.0	(2.5)
(-)	Workers participation & Bonus	(0.7)	(0.4)	(11.1)	(0.8)	(0.1)	(13.1)	0.0	(13.1)
(+)	Others	(2.4)	(0.6)	(0.6)	(0.9)	(1.2)	(5.7)	0.0	(5.7)
(=)	Cash Cost (Sold)	60.6	13.7	(32.9)	27.0	(5.3)	63.0	3.0	66.0
	Cash Cost (Sold) (per ton)	885.5	1,526.0	(587.6)	1,126.8	(2,108.6)	394.3	0.0	413.0
(+)	Sustaining Capital Expenditure	16.7	2.5	13.4	17.3	6.5	56.4	16.2	72.6
(=)	Sustaining Cash Cost (Sold)	77.3	16.2	(19.5)	44.3	1.2	119.4	19.2	138.6
	Sustaining Cash Cost (Sold) (per ton)	1,129.2	1,809.1	(348.5)	1,851.4	457.6	747.4	0.0	867.5
(+)	Workers participation & Bonus	0.7	0.4	11.1	0.8	0.1	13.1		13.1
(+)	Royalties	0.8	0.4	0.0	0.9	0.3	2.5		2.5
(+)	Corporate G&A							26.1	26.1
(=)	AISC (Sold)								180.2
(=)	AISC (Sold) (per ton)								1,127.9
(=)	AISC (Sold) in US$/lb								0.51

54

Conversion and All in Sustaining Cash Cost | Smelting (2)

2Q22

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	46,455	20,326	78,456	145,237		145,237
(+)	COGS	184.8	83.0	287.2	555.0	(2.0)	553.0
(-)	Cost of freight	(4.2)	(1.9)	(14.2)	(20.2)		(20.2)
(+)	On-site G&A	0.7	0.3	1.8	2.9	0.0	2.9
(-)	Depreciation, amortization and depletion	(6.1)	(3.5)	(12.2)	(21.8)		(21.8)
(-)	By-products revenue	(2.0)	(9.7)	(43.3)	(55.0)	2.0	(53.0)
(-)	Workers participation & Bonus	(0.3)	(0.3)	(4.3)	(4.9)		(4.9)
(+)	Others	(2.3)	(0.8)	13.8	10.7		10.7
(=)	Cash Cost (Sold)	170.6	67.1	228.9	466.7	0.0	466.7
	Cash Cost (Sold) (per ton)	3,672.6	3,302.5	2,918.1	3,213.3		3,213.3
(+)	Sustaining Capital Expenditure	11.9	6.8	14.5	33.2	(5.5)	27.7
(=)	Sustaining Cash Cost (Sold)	182.5	73.9	243.4	499.9	(5.5)	494.4
	Sustaining Cash Cost (Sold) (per ton)	3,929.0	3,637.7	3,102.4	3,441.7		3,404.0
(+)	Workers participation & Bonus	0.3	0.3	4.3	4.9		4.9
(+)	Corporate G&A					7.2	7.2
(=)	AISC (Sold)						506.5
(=)	AISC (Sold) (per ton)						3,487.3
(=)	AISC (Sold) in US$/lb						1.58

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	46,455	20,326	78,456	145,237
	COGS	184.8	83.0	287.2	555.0
(-)	Raw Material	(132.5)	(66.1)	(236.0)	(434.6)
(+)	By product cost	(17.0)	(1.1)	(8.1)	(26.3)
(+/-)	Consolidation effects	(0.6)	2.4	17.6	19.4
(+)	Others	(14.8)	(0.4)	(6.4)	(21.6)
(=)	Conversion Cost	19.9	17.8	54.2	91.9
(=)	Conversion Cost in US$/t	428.1	876.0	691.3	632.9
(=)	Conversion Cost in US$/lb	0.19	0.40	0.31	0.29

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

55

2Q21

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	45,547	20,250	85,661	151,458		151,458
(+)	COGS	125.4	56.8	252.9	435.1	(0.7)	434.4
(-)	Cost of freight	(2.4)	(1.0)	(10.4)	(13.7)		(13.7)
(+)	On-site G&A	0.4	0.3	1.5	2.2	0.0	2.2
(-)	Depreciation, amortization and depletion	(3.4)	(3.0)	(13.7)	(20.1)		(20.1)
(-)	By-products revenue	(2.1)	(6.3)	(27.9)	(36.3)	0.6	(35.7)
(-)	Workers participation & Bonus	(0.3)	(0.3)	1.8	1.2		1.2
(+)	Others	(3.3)	(1.7)	(3.1)	(8.1)		(8.1)
(=)	Cash Cost (Sold)	114.4	44.9	201.0	360.3	(0.1)	360.2
	Cash Cost (Sold) (per ton)	2,511.1	2,216.1	2,346.9	2,378.8		2,378.0
(+)	Sustaining Capital Expenditure	3.2	3.4	9.6	16.1	(0.7)	15.4
(=)	Sustaining Cash Cost (Sold)	117.6	48.2	210.6	376.4	(0.8)	375.6
	Sustaining Cash Cost (Sold) (per ton)	2,581.0	2,382.2	2,458.6	2,485.2		2,479.8
(+)	Workers participation & Bonus	0.3	0.3	(1.8)	(1.2)		(1.2)
(+)	Corporate G&A					9.0	9.0
(=)	AISC (Sold)						383.4
(=)	AISC (Sold) (per ton)						2,531.1
(=)	AISC (Sold) in US$/lb						1.15

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	45,547	20,250	85,661	151,458
	COGS	125.4	56.8	252.9	435.1
(-)	Raw Material	(86.6)	(41.3)	(182.4)	(310.3)
(+)	By product cost	(11.4)	(0.9)	(4.0)	(16.4)
(+/-)	Consolidation effects	(6.1)	0.9	(24.7)	(29.8)
(+)	Others	(8.3)	(3.8)	(0.9)	(13.1)
(=)	Conversion Cost	12.9	11.7	40.9	65.5
(=)	Conversion Cost in US$/t	283.6	578.2	477.4	432.6
(=)	Conversion Cost in US$/lb	0.13	0.26	0.22	0.20

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

56

1H22

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	84,357	39,334	149,878	273,569		273,569
(+)	COGS	322.5	158.2	565.7	1,046.4	(3.3)	1,043.0
(-)	Cost of freight	(8.7)	(4.9)	(28.0)	(41.7)	0.0	(41.7)
(+)	On-site G&A	1.1	0.5	4.3	5.9	0.0	5.9
(-)	Depreciation, amortization and depletion	(9.4)	(6.8)	(25.3)	(41.4)	0.0	(41.4)
(-)	By-products revenue	(4.4)	(20.3)	(88.3)	(113.0)	3.3	(109.7)
(-)	Workers participation & Bonus	(0.6)	(0.6)	(8.0)	(9.3)	0.0	(9.3)
(+)	Others	(6.9)	(2.3)	10.0	0.8	0.0	0.8
(=)	Cash Cost (Sold)	293.6	123.7	430.3	847.7	0.0	847.7
	Cash Cost (Sold) (per ton)	3,480.8	3,145.0	2,871.3	3,096.7		3,098.6
(+)	Sustaining Capital Expenditure	18.0	10.4	20.2	48.5	(6.9)	41.7
(=)	Sustaining Cash Cost (Sold)	311.6	134.1	450.5	896.2	(6.9)	889.3
	Sustaining Cash Cost (Sold) (per ton)	3,693.7	3,409.2	3,006.0	3,276.0		3,250.9
(+)	Workers participation & Bonus	0.6	0.6	8.0	9.3	0.0	9.3
(+)	Corporate G&A				0.0	14.6	14.6
(=)	AISC (Sold)				0.0		913.2
(=)	AISC (Sold) (per ton)						3,338.1
(=)	AISC (Sold) in US$/lb						1.51

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	84,357	39,334	149,878	273,569
	COGS	322.5	158.2	565.7	1,046.4
(-)	Raw Material	(231.2)	(115.7)	(471.1)	(818.0)
(+)	By product cost	(29.1)	(2.1)	(13.3)	(44.5)
(+/-)	Consolidation effects	(3.2)	0.6	23.0	20.5
(+)	Others	(26.0)	(8.1)	(6.9)	(41.0)
(=)	Conversion Cost	33.0	32.9	97.5	163.3
(=)	Conversion Cost in US$/t	391.5	835.3	650.3	597.1
(=)	Conversion Cost in US$/lb	0.18	0.38	0.29	0.27

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

57

1H21

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	91,613	39,896	163,033	294,542		294,542
(+)	COGS	236.5	106.7	469.9	813.1	(0.0)	813.1
(-)	Cost of freight	(4.6)	(1.6)	(20.0)	(26.2)	0.0	(26.2)
(+)	On-site G&A	0.8	0.6	5.4	6.8	0.0	6.8
(-)	Depreciation, amortization and depletion	(6.9)	(5.9)	(27.4)	(40.3)	0.0	(40.3)
(-)	By-products revenue	(4.0)	(10.9)	(49.8)	(64.8)	1.2	(63.6)
(-)	Workers participation & Bonus	(0.5)	(0.5)	(1.2)	(2.3)	0.0	(2.3)
(+)	Others	(6.5)	(3.6)	(4.3)	(14.3)	0.0	(14.3)
(=)	Cash Cost (Sold)	214.7	84.7	372.5	672.0	1.2	673.2
	Cash Cost (Sold) (per ton)	2,344.0	2,123.9	2,285.0	2,281.5		2,285.6
(+)	Sustaining Capital Expenditure	4.8	4.5	15.2	24.4	(0.3)	24.1
(=)	Sustaining Cash Cost (Sold)	219.5	89.2	387.7	696.4	0.9	697.3
	Sustaining Cash Cost (Sold) (per ton)	2,396.1	2,235.8	2,378.2	2,364.5		2,367.5
(+)	Workers participation & Bonus	0.5	0.5	1.2	2.3	0.0	2.3
(+)	Corporate G&A				0.0	15.8	15.8
(=)	AISC (Sold)				0.0		715.4
(=)	AISC (Sold) (per ton)						2,428.8
(=)	AISC (Sold) in US$/lb						1.10

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	91,613	39,896	163,033	294,542
	COGS	236.5	106.7	469.9	813.1
(-)	Raw Material	(160.6)	(76.3)	(344.9)	(581.8)
(+)	By product cost	(21.2)	(1.6)	(8.7)	(31.4)
(+/-)	Consolidation effects	(14.0)	1.6	(33.8)	(46.2)
(+)	Others	(16.2)	(8.6)	(6.4)	(31.2)
(=)	Conversion Cost	24.4	21.9	76.1	122.3
(=)	Conversion Cost in US$/t	266.5	548.1	466.5	415.3
(=)	Conversion Cost in US$/lb	0.12	0.25	0.21	0.19

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

58